FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

22 February 2016

HSBC HOLDINGS PLC
2015 RESULTS HIGHLIGHTS

• Reported PBT up 1% in 2015 at $18,867m, compared with $18,680m in 2014. This primarily reflected a favourable movement in significant items.

• Adjusted PBT down 7% at $20,418m, compared with $21,976m in 2014.

• Adjusted revenue up 1% at $57,765m, compared with $57,227m in 2014. The increase was mainly in client-facing GB&M (7%), CMB (3%) and Principal RBWM (2%).

• Adjusted loan impairment charges up 17% at $3,721m, compared with $3,168m in 2014. The increases were across a number of countries, reflective of local themes and characteristics.

•   Adjusted operating expenses up 5% at $36,182m reflecting wage inflation, business growth and investment in regulatory programmes and compliance. Excluding the UK bank levy, adjusted operating expenses in the half of      2015 were broadly in line with the first half of the year reflecting strong cost management and the initial effect of our cost saving programmes.

• Return on equity of 7.2%, compared with 7.3% in 2014.

• Earnings per share and dividends per ordinary share in respect of the year were $0.65 and $0.51, respectively, compared with $0.69 and $0.50 for 2014.

• Strong capital base with a CRD IV end point CET1 capital ratio of 11.9% at 31 December 2015, up from 11.1% at 31 December 2014.

• Leverage ratio remained strong at 5.0%.

• Clearly defined actions to capture value from our network and connecting our customers to opportunities.
- Progress on reducing Group RWAs with a $124bn reduction or 45% of our 2017 target achieved.
- Signed agreement to sell operations in Brazil.
- Revenue from transaction banking products up 4% highlighting value and potential of our international network.
- Development of Asia Business gaining momentum. Revenue growth in excess of GDP in majority of Asian markets.

Stuart Gulliver, Group Chief Executive said:

'Targeted investment, prudent lending and our diversified, universal banking business model helped us achieve revenue growth in a difficult market environment, whilst also reducing risk-weighted assets. Strict cost management slowed cost growth and our cautious approach to credit helped keep loan impairment charges low. We made a good start in implementing the plans that we announced at our Investor Update in June. Delivering against these plans remains our primary focus.'

	Year ended 31 December
	2015	2014	Change
	$m	$m	%
Financial highlights and key ratios1
Reported profit before tax	18,867	18,680	1.0
Adjusted profit before tax	20,418	21,976	(7.1)
Return on average ordinary shareholders' equity	7.2%	7.3%
Adjusted jaws	(3.7%)	n/a
	At 31 December
	2015	2014	Change
	%	%
Capital and balance sheet
Common equity tier 1 ratio (transitional)2	11.9	10.9
Common equity tier 1 ratio (end point)2	11.9	11.1
Leverage ratio	5.0	4.8

	$m	$m	$m

Loans and advances to customers	924,454	974,660	(50,206)
Customer accounts	1,289,586	1,350,642	(61,056)
Risk-weighted assets	1,102,995	1,219,765	(116,770)

	$bn	$bn	$bn

Leverage exposure measure	2,794	2,953	(159)

For footnotes, see page 2.

	Year ended 31 December
	2015	2014
	$m	$m
Reported
Revenue3	59,800	61,248
Loan impairment charges and other credit risk provisions	(3,721)	(3,851)
Operating expenses	(39,768)	(41,249)
Profit before tax	18,867	18,680

Adjusted
Revenue3	57,765	57,227
Loan impairment charges and other credit risk provisions	(3,721)	(3,168)
Operating expenses	(36,182)	(34,576)
Profit before tax	20,418	21,976
Significant items affecting adjusted performance - (gains)/losses
Revenue
Disposal costs of Brazilian operations	18	−
Debit valuation adjustment on derivative contracts	(230)	332
Fair value movements on non-qualifying hedges	327	541
(Gain)/loss on sale of several tranches of real estate secured accounts in the US	214	(168)
Gain on sale of shareholding in Bank of Shanghai	-	(428)
Gain on the partial sale of shareholding in Industrial Bank	(1,372)	−
Impairment of our investment in Industrial Bank	-	271
Own credit spread	(1,002)	(417)
Provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	10	632
Gain and trading results from disposals and changes in ownership levels	-	(9)

Operating expenses
Disposal costs of Brazilian operations	110	−
Charge in relation to the settlement agreement with Federal Housing Finance Authority	-	550
Costs-to-achieve	908	−
Costs to establish UK ring-fenced bank	89	−
Regulatory provisions in Global Private Banking	172	65
Restructuring and other related costs	117	278
Settlements and provisions in connection with legal matters	1,649	1,187
UK customer redress programmes	541	1,275
Trading results from disposals and changes in ownership levels	-	40

1 Adjusted performance is computed by adjusting reported results for the year-on-year effects of foreign currency translation differences and significant items which distort year-on-year comparisons.
2   From 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios became aligned for HSBC Holdings plc due to the recognition of unrealised gains on investment property and available-for-sale      securities.

3 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Group Chairman’s Statement

Statement by Douglas Flint, Group Chairman

We enter 2016 with a clear strategy and with a plan for its implementation already well under way. Our diversified business model and balance sheet strength form the foundation for our future progress, and position HSBC well to deal with today's challenging economic and financial conditions.

2015 was marked by some seismic shifts in global economic conditions, most notably the continuation of a sharp decline in commodity and oil prices, in part attributable to growing concerns over China's slowing economic growth. As a consequence, monetary policy remained accommodative throughout the major developed economies and key currency interest rates remained at historically low levels. Fiscal priorities continued to focus on controlling spending, an emphasis replicated in the private sector as weak revenue growth persisted in many industries.

Against this backdrop, the Group's financial performance in 2015 was broadly satisfactory, with reported profit before tax rising 1% to $18.9bn. On the adjusted basis used to measure management and business performance, profit before tax of $20.4bn was 7% lower than that achieved in 2014, driven by higher costs and credit charges.

Earnings per share of $0.65 compared with $0.69 in 2014. Sound management of capital, accelerated run-off of legacy books and shrinking the balance sheet in areas that can no longer support the expanded capital requirements now in force, contributed to the common equity tier 1 ratio increasing by 0.8 percentage points to 11.9%. This capital released from managing the asset base, together with that generated from operations, allowed the Board to approve a fourth interim dividend in respect of 2015 of $0.21 per ordinary share. This took dividends per ordinary share in respect of the year to $0.51, $0.01 higher than 2014. Total dividends in respect of 2015 amounted to $10.0bn, $0.4bn higher than in respect of 2014.

In approving the dividend increase, the Board noted that prospective dividend growth remained dependent upon the long-term overall profitability of the Group and delivering further release of less efficiently deployed capital. Actions to address these points are core elements of the Investor Update provided last June.

Sound progress on strategic initiatives

The Strategic Report highlights delivery to date against the strategic objectives laid out in last June's Investor Update.

When assessing management performance during 2015, outside of the financial results, the Board took particular account of the following aspects.

The successful negotiation of a majority stake in a new nationally licensed securities joint-venture in mainland China is the culmination of more than a decade of seeking out an appropriate platform through which to participate in the country's fast-developing securities markets. Once final approvals have been received, we believe this will establish a landmark opportunity for HSBC to contribute to the development of China's capital markets.

During 2015, the Group maintained, reinforced and broadened its leadership position in all aspects of the internationalisation of the renminbi. This position has been built over the past five years to establish a highly competitive platform to service China's international trade and investment flows as it pursues the financial liberalisation and outgoing investment priorities laid out in the recent 13th five-year plan. The recent highly successful State visit to the UK, following an equally successful Economic and Financial dialogue in China, served to illustrate the huge potential for mutually beneficial cooperation between the UK and China from which HSBC is uniquely positioned to benefit in the realm of financial services.

The disposal of our Brazilian operations, which is expected to complete shortly, was both timely and well executed. This divestment was a key element of the Board's desire to simplify the Group and redeploy capital to geographic areas where we have greater competitive strength, most particularly in Asia.

Our three major businesses generated higher revenue, notwithstanding the uncertain economic environment and the considerable reshaping necessitated by regulatory changes. Global Banking and Markets and Retail Banking and Wealth Management, in particular, have made significant changes to their business models and are now beginning to see the benefits. Commercial Banking continued to leverage the value of the Group's international network and product capabilities. Global Private Banking, chastened by the exposure of historical failings in Switzerland, accelerated disposal of a number of customer portfolios as it refocused its business model on core customer segments within a fully transparent operating model.

Across all businesses, the Board recognised a heightened emphasis on customer focus, which permeated recruitment, training, product design and incentives. This is essential to the restoration of trust.

Finally, and underpinning the above, we made further progress embedding the standards now expected to protect customers and the financial system from bad actors and financial crime. We are, however, not yet where we need to be. There is still more investment to make with ever greater urgency as more and more activity takes place digitally through multiple channels and via increasingly sophisticated mobile devices. HSBC's determination to address emerging risks and identify bad actors remains resolute. The Board has made it one of its top priorities to oversee and ensure management's delivery of the necessary enhancements to customer and transaction screening systems.

The regulatory landscape has become clearer
The second half of 2015 saw completion of some of the most important and complex initiatives undertaken to repair the fault lines that contributed to the global financial crisis. International agreement was reached on the amount of total loss-absorbing capacity that global systemically important banks, such as HSBC, need for orderly resolution, without risks to public funds. This allowed the Financial Stability Board to report to G20 leaders that they had finalised the tools needed to end 'too big to fail' in the banking sector. There is still much to do to build these tools into national legislative and regulatory frameworks; however, this international agreement is an important step forward towards finally settling the capital base against which we can assess our target returns.

There is now broad agreement that the implementation of the suite of regulatory reforms introduced post-crisis has made the financial system more resilient. Accordingly, public policy priorities are now focusing on harnessing this greater strength and resilience to support economic growth, which we welcome.

Concentration within the current regulatory agenda is increasingly on new and emerging risks and vulnerabilities. There is growing industry participation in dialogue around these emerging threats, most notably regarding cyber risk, the changing liquidity dynamics resulting from more market-based finance and financial exclusion stemming from excessive risk aversion.

Likewise, addressing the root causes of the misconduct issues that have bedevilled our industry in recent years has led to growing cooperation arising out of the multiplicity of joint working groups and enquiries that have examined the most serious failings. 2016 sees the introduction of the new Senior Managers' Regime in the UK, which will reinforce individual responsibility and accountability, which we welcome.

Also in the UK, 2015 saw further clarity given to the operation of the 'ring-fenced' bank structure and a welcome announcement of a reduction in the scope and rate of the bank levy going forward.

It is too early to say whether this amounts to a new understanding between the industry and the public, but it is encouraging that the industry is once again gaining a voice at a time of great economic and geopolitical uncertainty. We can only fulfil our essential role if we have regained trust, a fact that is now fully understood.

Review of headquarters' location

As we announced last week, the Board concluded its review of domicile alternatives and decided unanimously to remain headquartered in the UK. As we evaluated jurisdictions against the specified criteria, it became clear that the combination of our strategic focus on Asia and maintaining our hub in one of the world's leading international financial centres, London, was not only compatible, but offered the best outcome for our customers and shareholders. This decision was taken after some 10 months of careful analysis and assessment of geopolitical, economic, regulatory and financial factors. Advice was taken from internationally respected experts and from leading financial advisers. After considering all the relevant factors, the Board concluded that having our headquarters in the UK and our significant business in Asia Pacific led from Hong Kong, delivers the best of both worlds to our stakeholders. The completion of this review closes out one of the 10 strategic actions set out at our Investor Update last June.

Board changes

Subsequent to the changes announced with our interim results, we have made further changes to the Board. Safra Catz stepped down from the Board at the end of 2015 and Sir Simon Robertson, our Deputy Chairman, and Rona Fairhead will retire at the forthcoming Annual General Meeting.

Safra served on the Board for nearly eight years while Simon and Rona are HSBC's longest serving non-executive Directors, having served for close to 10 and 12 years, respectively. Over their respective periods of service, they have made invaluable contributions to the Group, not least during the global financial crisis, for which the Board is extremely grateful. Their combined expertise and experience in matters of governance, audit and risk, remuneration, technology, and international business affairs has been invaluable to HSBC and they will, upon their retirement, be sorely missed. On behalf of shareholders and the Board, I want to take this further opportunity to recognise their immense contributions to HSBC.

The Board was delighted to announce the appointments of Paul Walsh and Henri de Castries as independent non-executive Directors. Paul joined the Board on 1 January 2016 and Henri's appointment takes effect from 1 March 2016.

Paul Walsh was Group CEO of Diageo plc between 2000 and 2013. Under his leadership, Diageo was refocused from a diversified food, beverage and hotels conglomerate into one of the world's leading global alcoholic beverage businesses. In building this position, Paul took Diageo from a largely European and US business into emerging markets and to global leadership through the acquisition of many of the world's leading brands.

Henri de Castries has more than 25 years of international experience in the finance industry. Henri has been Chairman and Chief Executive Officer of AXA, one of the world's leading global insurance and asset management companies since April 2010 after serving as Chairman of its Management Board from May 2000.

Their international experience and track record in leading the reshaping of growing businesses, including undertaking business portfolio realignments, will be of great value to the Board as we address the opportunities and challenges ahead.

Looking back - our 150th anniversary

In 2015, HSBC marked its 150th anniversary by recognising its staff for their essential contributions through the ages, and its customers for their shared commitment and loyalty. As we enter the next period of our history, I want to reiterate these messages of gratitude and underline our recognition that such commitment and loyalty have to be earned.

HSBC has also always recognised its responsibilities to the communities it serves and so in this special year committed $150m of additional funding to community projects around the world over three years.

We also wanted to identify a distinctive cause with global significance to mark our special anniversary.

We were delighted, therefore, to announce a partnership with Cancer Research UK to support the scientific leaders of tomorrow through a $25m contribution towards the development and construction of the Francis Crick Institute. This state-of-the-art biomedical research facility will open in the heart of London in 2016 and support more than 1,200 scientists, collaborating to tackle the diseases that pose the greatest threat to humanity - cancer, heart disease, lung disease and infectious diseases, including HIV and malaria.

To mark HSBC's support, 150 PhD students, selected from across the world, will have the opportunity to conduct vital research at the new institute.

Looking ahead

Current market conditions are inevitably concentrating attention on the risks that exist within the global economy. It is, however, important also to recognise again the resilience that our diversified business model and balance sheet strength provide, as well as noting the many counterbalances that should help to underpin the global economy.

China's slower economic growth will undoubtedly contribute to a bumpier financial environment, but it is still expected to be the largest contributor to global growth as its economy transitions to higher added value manufacturing and services and becomes more consumer driven. This transition is driving our focus on the Pearl River Delta as a priority growth opportunity given its concentration of high tech, research focused and digital businesses.

There is a real possibility of meaningful stimulus for the global economy to come from further trade liberalisation initiatives such as the Trans-Pacific Partnership agreement, which was signed earlier this month.

The global focus on infrastructure development, most notably the Belt and Road initiative in China and the Juncker plan in Europe will expand public/ private financing opportunities.

Similarly, the agreements reached on climate change at the recent COP21 conference in Paris will require further significant infrastructure renewal. They will also greatly expand the market for sustainable financing options such as green bonds where HSBC is a leading participant. Reinforcing this position, the Group recently committed $1bn to a green bond portfolio to fund projects in sectors such as renewable energy, energy efficiency, clean transportation and climate change adaption as well as SME financing in sectors such as public transport, education and healthcare.

Technology advancements in financial services are broadening access, improving customer service and lowering the costs of service delivery. At the same time, the amount of data held digitally is exploding, reinforcing the need to bolster cyber security. There is an urgent public policy need to clarify how responsibility is to be shared, given the growing number of routes through which customers can authorise movement of money from their accounts or the sharing of data within these accounts.

We enter 2016 with a clear strategy and with much of the Group's required reshaping completed or under way. Our 264,000 staff, like their predecessors, went the extra mile consistently throughout 2015 to meet the demands placed on them by our customers, regulators and the public. I want to place on the record the Board's appreciation of that commitment and our gratitude for what they have achieved to make HSBC fit for the next 150 years.

Group Chief Executive’s Review

Review by Stuart Gulliver, Group Chief Executive
HSBC is better balanced, better connected and better placed to capitalise on higher return businesses than it was 12 months ago.

Business performance

Our performance in 2015 again demonstrated the fundamental strength of our business. Targeted investment, prudent lending and our diversified, universal banking business model helped us achieve revenue growth in a difficult market environment whilst also reducing risk-weighted assets. We also started to implement the actions that we announced at our Investor Update in June to adapt HSBC to new operating conditions. Completing these plans will refocus the business to achieve stronger, sustainable growth and we are acting on them quickly and efficiently.

On an adjusted basis, we grew revenue over the course of the year. Global Banking and Markets performed strongly and Commercial Banking grew steadily in spite of slower trade. Principal Retail Banking and Wealth Management also grew following a strong Wealth Management performance in the first half. Global Private Banking grew in Asia, but was down overall due to the impact of the continued repositioning of the business.

Our adjusted operating expenses increased as we continued to strengthen our compliance capability whilst also investing for growth. However, a combination of strict cost management and the cost reduction programmes that we started in the middle of the year helped us keep second half costs flat relative to the first half, excluding the bank levy.

Loan impairment charges remained generally low despite an increase in provisions towards the end of the year. This demonstrates again our prudent approach to lending and the benefit of our de-risking measures since 2011.

In total, we generated $11.3bn of capital in 2015, which enabled us to increase the dividend and strengthen the common equity tier 1 ratio.

Adapting HSBC

The plans that we announced at our Investor Update are designed to grow income, reduce costs and thereby increase our return on equity. There is a lot to do to achieve our targets but we have made a good start.

Reducing our risk-weighted assets ('RWAs') is vital to achieving a better return for shareholders. In 2015, management action reduced RWAs by $124bn, which takes us nearly half-way towards our target to be achieved by the end of 2017. Much of this reduction came from Global Banking and Markets, although a large proportion also came from Commercial Banking, accelerated asset sales in our US Consumer and Mortgage Lending portfolio and the sale of our investment in Industrial Bank. We expect to deliver further RWA reductions in 2016, in addition to a decrease of around $33bn from the sale of our business in Brazil.

We have received a number of offers for our business in Turkey since June, none of which were deemed to be in the best interests of shareholders. We have therefore decided to retain and restructure our Turkish operations, maintaining our wholesale banking business and refocusing our retail banking network. This will provide better value for shareholders and continue to allow our clients to capitalise on HSBC's international footprint.

Our cost-reduction measures are already having an impact on our cost base and HSBC is now a leaner business than at the half-year. All of our initiatives to reduce costs are under way and we expect further progress in 2016.

We continued to redevelop our businesses in the US and Mexico over the course of 2015. These are important businesses in the context of the wider Group and we are committed to turning them around. An increase in cross-border business across the NAFTA area and improved collaboration between global businesses helped to generate increased revenue. They remain works in progress.

We are investing in areas of the business that extract the greatest gain from our international network and market-leading strength in Asia.

Investment in flagship transaction banking products helped to increase our market share, particularly in Payments and Cash Management, Foreign Exchange and Securities Services.

The development of our Asia businesses is gaining momentum and we achieved growth in excess of GDP in seven out of eight of our priority Asia markets.

We continue to expand our business in the Pearl River Delta and reached a number of milestones in 2015, including the signing of an agreement to form the first majority foreign-owned securities company in mainland China. When approved, this will allow us to engage in the full spectrum of securities business in the country.

We remain the world's number one bank for offshore renminbi services and increased revenue by 3% year-on-year in this vitally important growth market.

Summary and outlook

HSBC is better balanced, better connected and better placed to capitalise on higher return businesses than it was 12 months ago. Our universal banking model is generating higher income from collaboration between businesses and our operating expenses and capital ratio are trending in the right direction. Maintaining these trends while boosting revenue will be the principal challenge in the year ahead.

The current economic environment is uncertain, but our diversified banking model, low earnings volatility and strong capital generation give us strength and resilience that will stand us in good stead.

We remain focused on delivering our nine remaining strategic actions by the end of 2017.

Consolidated Income Statement
	Year ended 31 December
	2015	2014
	$m	$m
For the year
Profit before tax	18,867	18,680
Profit attributable to shareholders of the parent company	13,522	13,688
Dividends declared on ordinary shares	9,710	9,320

At the year-end
Total shareholders' equity	188,460	190,447
Total regulatory capital	189,833	190,730
Customer accounts	1,289,586	1,350,642
Total assets	2,409,656	2,634,139
Risk-weighted assets	1,102,995	1,219,765

	$	$
Per ordinary share
Basic earnings	0.65	0.69
Dividends1	0.50	0.49
Net asset value	8.73	9.28

Share information
$0.50 ordinary shares in issue	19,685m	19,218m

1 Dividends per ordinary share declared in the year.

Distribution of results by geographical region

Profit/(loss) before tax

	Year ended 31 December
	2015		2014
	$m	%	$m	%

Europe	643	3.4	596	3.2
Asia	15,763	83.5	14,625	78.3
Middle East and North Africa	1,537	8.1	1,826	9.8
North America	614	3.3	1,417	7.6
Latin America	310	1.7	216	1.1

Profit before tax	18,867	100.0	18,680	100.0

Tax expense	(3,771)		(3,975)

Profit for the year	15,096		14,705

Profit attributable to shareholders of the parent company	13,522		13,688
Profit attributable to non-controlling interests	1,574		1,017

Distribution of results by global business
Profit/(loss) before tax

	Year ended 31 December
	2015		2014
	$m	%	$m	%

Retail Banking and Wealth Management1	4,967	26.3	5,581	29.9
Commercial Banking1	7,973	42.3	8,814	47.2
Global Banking and Markets	7,910	41.9	5,889	31.5
Global Private Banking	344	1.8	626	3.4
Other	(2,327)	(12.3)	(2,230)	(12.0)

Profit before tax	18,867	100.0	18,680	100.0

1   In the first half of 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses.      Comparative data have been re-presented accordingly.

Consolidated Income Statement

for the year ended 31 December 2015

	2015	2014
	$m	$m

Interest income	47,189	50,955
Interest expense	(14,658)	(16,250)

Net interest income	32,531	34,705

Fee income	18,016	19,545
Fee expense	(3,311)	(3,588)

Net fee income	14,705	15,957

Trading income excluding net interest income	6,948	4,853
Net interest income on trading activities	1,775	1,907

Net trading income	8,723	6,760

Changes in fair value of long-term debt issued and related derivatives	863	508
Net income from other financial instruments designated at fair value	669	1,965

Net income from financial instruments designated at fair value	1,532	2,473

Gains less losses from financial investments	2,068	1,335
Dividend income	123	311
Net insurance premium income	10,355	11,921
Other operating income	1,055	1,131

Total operating income	71,092	74,593

Net insurance claims and benefits paid and movement in liabilities to policyholders	(11,292)	(13,345)

Net operating income before loan impairment charges and other credit risk provisions	59,800	61,248

Loan impairment charges and other credit risk provisions	(3,721)	(3,851)

Net operating income	56,079	57,397

Employee compensation and benefits	(19,900)	(20,366)
General and administrative expenses	(17,662)	(18,565)
Depreciation and impairment of property, plant and equipment	(1,269)	(1,382)
Amortisation and impairment of intangible assets	(937)	(936)

Total operating expenses	(39,768)	(41,249)

Operating profit	16,311	16,148

Share of profit in associates and joint ventures	2,556	2,532

Profit before tax	18,867	18,680

Tax expense	(3,771)	(3,975)

Profit for the year	15,096	14,705

Profit attributable to shareholders of the parent company	13,522	13,688
Profit attributable to non-controlling interests	1,574	1,017

	$	$
Basic earnings per ordinary share	0.65	0.69
Diluted earnings per ordinary share	0.64	0.69

Consolidated Statement of Comprehensive Income
for the year ended 31 December 2015

	2015	2014
	$m	$m

Profit for the year	15,096	14,705

Other comprehensive income/(expense)
Items that will be reclassified subsequently to profit or loss when specific conditions are met:
Available-for-sale investments	(3,072)	2,972
- fair value gains/(losses)	(1,231)	4,794
- fair value gains reclassified to the income statement	(2,437)	(1,672)
- amounts reclassified to the income statement in respect of impairment losses	127	374
- income taxes	469	(524)

Cash flow hedges	(24)	188
- fair value gains	704	1,512
- fair value gains reclassified to the income statement	(705)	(1,244)
- income taxes	(23)	(80)

Share of other comprehensive income/(expense) of associates and joint ventures	(9)	80
- share for the year	(9)	78
- reclassified to income statement on disposal	-	2

Exchange differences	(10,945)	(8,903)
- foreign exchange gains reclassified to income statement on disposal of a foreign operation	-	(21)
- other exchange differences	(11,112)	(8,917)
- income tax attributable to exchange differences	167	35

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit asset/liability	101	1,985
- before income taxes	130	2,419
- income taxes	(29)	(434)

Other comprehensive income for the year, net of tax	(13,949)	(3,678)

Total comprehensive income for the year	1,147	11,027

Attributable to:
- shareholders of the parent company	460	9,245
- non-controlling interests	687	1,782

Total comprehensive income for the year	1,147	11,027

Consolidated Balance Sheet

at 31 December 2015

	2015	2014
	$m	$m
Assets

Cash and balances at central banks	98,934	129,957
Items in the course of collection from other banks	5,768	4,927
Hong Kong Government certificates of indebtedness	28,410	27,674
Trading assets	224,837	304,193
Financial assets designated at fair value	23,852	29,037
Derivatives	288,476	345,008
Loans and advances to banks	90,401	112,149
Loans and advances to customers	924,454	974,660
Reverse repurchase agreements - non-trading	146,255	161,713
Financial investments	428,955	415,467
Assets held for sale	43,900	7,647
Prepayments, accrued income and other assets	54,398	67,529
Current tax assets	1,221	1,309
Interests in associates and joint ventures	19,139	18,181
Goodwill and intangible assets	24,605	27,577
Deferred tax assets	6,051	7,111

Total assets at 31 December	2,409,656	2,634,139

Liabilities and equity

Liabilities
Hong Kong currency notes in circulation	28,410	27,674
Deposits by banks	54,371	77,426
Customer accounts	1,289,586	1,350,642
Repurchase agreements - non-trading	80,400	107,432
Items in the course of transmission to other banks	5,638	5,990
Trading liabilities	141,614	190,572
Financial liabilities designated at fair value	66,408	76,153
Derivatives	281,071	340,669
Debt securities in issue	88,949	95,947
Liabilities of disposal groups held for sale	36,840	6,934
Accruals, deferred income and other liabilities	38,116	46,462
Current tax liabilities	783	1,213
Liabilities under insurance contracts	69,938	73,861
Provisions	5,552	4,998
Deferred tax liabilities	1,760	1,524
Subordinated liabilities	22,702	26,664

Total liabilities at 31 December	2,212,138	2,434,161

Equity
Called up share capital	9,842	9,609
Share premium account	12,421	11,918
Other equity instruments	15,112	11,532
Other reserves	7,109	20,244
Retained earnings	143,976	137,144

Total shareholders' equity	188,460	190,447
Non-controlling interests	9,058	9,531

Total equity at 31 December	197,518	199,978

Total liabilities and equity at 31 December	2,409,656	2,634,139

Consolidated Statement of Cash Flows

for the year ended 31 December 2015

	2015	2014
	$m	$m
Cash flows from operating activities
Profit before tax	18,867	18,680
Adjustments for:
- net gain from investing activities	(1,935)	(1,928)
- share of profits in associates and joint ventures	(2,556)	(2,532)
- gain on disposal of associates, joint ventures, subsidiaries and businesses	-	9
- other non-cash items included in profit before tax	10,765	11,262
- change in operating assets	65,828	25,877
- change in operating liabilities	(106,762)	(93,814)
- elimination of exchange differences	18,308	24,571
- dividends received from associates	879	757
- contributions paid to defined benefit plans	(664)	(681)
- tax paid	(3,852)	(3,573)

Net cash used in operating activities	(1,122)	(21,372)
Cash flows from investing activities
Purchase of financial investments	(438,376)	(384,199)
Proceeds from the sale and maturity of financial investments	399,636	382,837
Purchase of property, plant and equipment	(1,352)	(1,477)
Proceeds from the sale of property, plant and equipment	103	88
Net cash inflow/(outflow) from disposal of customer and loan portfolios	2,023	(1,035)
Net investment in intangible assets	(954)	(903)
Net cash inflow/(outflow) from disposal of other subsidiaries, businesses, associates and joint ventures	8	(272)

Net cash used in investing activities	(38,912)	(4,961)
Cash flows from financing activities
Issue of ordinary share capital	147	267
Net sales/purchases of own shares for market-making and investment purposes	331	(96)
Issue of other equity instruments	3,580	5,681
Redemption of preference shares and other equity instruments	(463)	(234)
Subordinated loan capital issued	3,180	3,500
Subordinated loan capital repaid	(2,157)	(3,163)
Dividends paid to shareholders of the parent company	(6,548)	(6,611)
Dividends paid to non-controlling interests	(697)	(639)
Dividends paid to holders of other equity instruments	(950)	(573)

Net cash used in financing activities	(3,577)	(1,868)
Net decrease in cash and cash equivalents	(43,611)	(28,201)

Cash and cash equivalents at 1 January	301,301	346,281
Exchange differences in respect of cash and cash equivalents	(13,827)	(16,779)

Cash and cash equivalents at 31 December	243,863	301,301

Consolidated statement of changes in equity

for the year ended 31 December 2015

					Other reserves
	Called up share capital	Share premium	Other equity instruments1	Retained earnings	Available- for-sale fair value reserve2	Cash flow hedging reserve2	Foreign exchange reserve2	Merger reserve	Total share-holders equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 January 2015	9,609	11,918	11,532	137,144	2,143	58	(9,265)	27,308	190,447	9,531	199,978

Profit for the year	-	-	-	13,522	-	-	-	-	13,522	1,574	15,096
Other comprehensive income (net of tax)	-	-	-	73	(2,332)	(24)	(10,779)	-	(13,062)	(887)	(13,949)
- available-for-sale investments	-	-	-	-	(2,332)	-	-	-	(2,332)	(740)	(3,072)
- cash flow hedges	-	-	-	-	-	(24)	-	-	(24)	-	(24)
- remeasurement of defined benefit asset/liability	-	-	-	82	-	-	-	-	82	19	101
- share of other comprehensive income of associates and joint ventures	-	-	-	(9)	-	-	-	-	(9)	-	(9)
- exchange differences	-	-	-	-	-	-	(10,779)	-	(10,779)	(166)	(10,945)

Total comprehensive income for the year	-	-	-	13,595	(2,332)	(24)	(10,779)	-	460	687	1,147

Shares issued under employee remuneration and share plans	45	691	-	(589)	-	-	-	-	147	-	147
Shares issued in lieu of dividends and amounts arising thereon	188	(188)	-	3,162	-	-	-	-	3,162	-	3,162
Capital securities issued	-	-	3,580	-	-	-	-	-	3,580	-	3,580
Dividends to shareholders	-	-	-	(10,660)	-	-	-	-	(10,660)	(697)	(11,357)
Cost of share-based payment arrangements	-	-	-	757	-	-	-	-	757	-	757
Other movements	-	-	-	567	-	-	-	-	567	(463)	104

At 31 December 2015	9,842	12,421	15,112	143,976	(189)	34	(20,044)	27,308	188,460	9,058	197,518

Consolidated statement of changes in equity (continued)

					Other reserves
	Called up share capital	Share premium	Other equity instruments1	Retained earnings	Available for-sale fair value reserve	Cash flow hedging reserve	Foreign exchange reserve	Merger reserve	Total shareholders equity	Non- controlling interests	Total equity
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

At 1 January 2014	9,415	11,135	5,851	128,728	97	(121)	(542)	27,308	181,871	8,588	190,459

Profit for the year	−	−	−	13,688	−	−	−	−	13,688	1,017	14,705
Other comprehensive income (net of tax)	−	−	−	2,066	2,025	189	(8,723)	−	(4,443)	765	(3,678)
- available-for-sale investments	−	−	−	−	2,025	-	−	−	2,025	947	2,972
- cash flow hedges	−	−	−	−	−	189	−	−	189	(1)	188
- remeasurement of defined benefit asset/liability	−	−	−	1,986	−	−	−	−	1,986	(1)	1,985
- share of other comprehensive income of associates and joint ventures	−	−	−	80	−	−	−	−	80	−	80
- exchange differences	−	−	−	−	−	−	(8,723)	−	(8,723)	(180)	(8,903)

Total comprehensive income for the year	−	−	−	15,754	2,025	189	(8,723)	−	9,245	1,782	11,027

Shares issued under employee remuneration and share plans	60	917	−	(710)	−	−	−	−	267	−	267
Shares issued in lieu of dividends and amounts arising thereon	134	(134)	−	2,709	−	−	−	−	2,709	−	2,709
Capital securities issued	−	−	5,681	−	−	−	−	−	5,681	−	5,681
Dividends to shareholders	−	−	−	(9,893)	−	−	−	−	(9,893)	(712)	(10,605)
Cost of share-based payment arrangements	−	−	−	732	−	−	−	−	732	−	732
Other movements	−	−	−	(176)	21	(10)	−	−	(165)	(127)	(292)

At 31 December 2014	9,609	11,918	11,532	137,144	2,143	58	(9,265)	27,308	190,447	9,531	199,978

1   During 2015, HSBC Holdings issued $2,450m and €1,000m of Perpetual Subordinated Contingent Convertible Capital Securities, on which there were $12m of external issuance costs, $25m of intra-group issuance costs     and $19m of tax. In 2014, HSBC Holdings issued $2,250m, $1,500m and €1,500m of Perpetual Subordinated Contingent Convertible Capital Securities, on which there were $13m of external issuance costs and $33m of     intra-group issuance costs. Under IFRSs these issuance costs and tax benefits are classified as equity.

2   At 31 December 2015, our operations in Brazil were classified as held for sale. The cumulative amount of other reserves attributable to these operations were as follows: available-for-sale fair value reserve debit of $176m,     cash flow hedging reserve credit of $34m and foreign exchange reserve debit of $2.6bn.

Additional Information

1. Basis of preparation and significant accounting policies

The basis of preparation and summary of significant accounting policies applicable to the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings can be found in Note 1, or the relevant Note, in the Financial Statements in the Annual Report and Accounts 2015.

Compliance with International Financial Reporting Standards

International Financial Reporting Standards ('IFRSs') comprise accounting standards issued or adopted by the International Accounting Standards Board ('IASB') and interpretations issued or adopted by the IFRS Interpretations Committee ('IFRS IC').

The consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings have been prepared in accordance with IFRSs as issued by the IASB and as endorsed by the European Union ('EU'). EU-endorsed IFRSs could differ from IFRSs as issued by the IASB if, at any point in time, new or amended IFRSs were not to be endorsed by the EU.

At 31 December 2015, there were no unendorsed standards effective for the year ended 31 December 2015 affecting these consolidated and separate financial statements, and there was no difference between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to HSBC. Accordingly, HSBC's financial statements for the year ended 31 December 2015 are prepared in accordance with IFRSs as issued by the IASB.

Standards adopted during the year ended 31 December 2015

There were no new standards applied during the year ended 31 December 2015.

During 2015, HSBC adopted a number of interpretations and amendments to standards which had an insignificant effect on the consolidated financial statements of HSBC and the separate financial statements of HSBC Holdings.

Differences between IFRSs and Hong Kong Financial Reporting Standards

There are no significant differences between IFRSs and Hong Kong Financial Reporting Standards in terms of their application to HSBC and consequently there would be no significant differences had the financial statements been prepared in accordance with Hong Kong Financial Reporting Standards. The Notes on the Financial Statements, taken together with the Report of the Directors, include the aggregate of all disclosures necessary to satisfy IFRSs and Hong Kong reporting requirements.

2. Tax

Tax expense

	2015	2014
	$m	$m
Current tax
- for this year	3,882	4,477
- adjustments in respect of prior years	(85)	(527)

	3,797	3,950

Deferred tax	(26)	25
- origination and reversal of temporary differences	(153)	(477)
- effect of changes in tax rates	110	83
- adjustments in respect of prior years	17	419

Year ended 31 December	3,771	3,975

1  Current tax included Hong Kong profits tax of $1,294m (2014: $1,135m; 2013: $1,133m). The Hong Kong tax rate applying to the profits of subsidiaries assessable in Hong Kong was 16.5% (2014: 16.5%; 2013: 16.5%).    Other overseas subsidiaries and overseas branches provided for taxation at the appropriate rates in the countries in which they operated.

Tax reconciliation

The tax charged to the income statement differs from the tax charge that would apply if all profits had been taxed at the UK corporation tax rate as follows:
	2015		2014
	$m	%	$m	%

Profit before tax	18,867		18,680

Tax expense
Tax at 20.25% (2014: 21.5%)	3,821	20.25	4,016	21.5
Effect of differently taxed overseas profits	71	0.4	33	0.2
Adjustments in respect of prior period liabilities	(68)	(0.4)	(108)	(0.6)
Deferred tax temporary differences not recognised/(previously not recognised)	(205)	(1.1)	(154)	(0.8)
Effect of profits in associates and joint ventures	(508)	(2.7)	(547)	(2.9)
Non-taxable income and gains	(728)	(3.9)	(668)	(3.5)
Permanent disallowables	978	5.2	969	5.1
Change in tax rates	110	0.6	22	0.1
Local taxes and overseas withholding taxes	416	2.2	434	2.3
Other items	(116)	(0.6)	(22)	(0.1)

Year ended 31 December	3,771	20.0	3,975	21.3

3. Dividends

Dividends to shareholders of the parent company

	2015			2014
	Per share $	Total $m	Settled in scrip $m	Per share $	Total $m	Settled in scrip $m
Dividends paid on ordinary shares
In respect of previous year:
- fourth interim dividend	0.20	3,845	2,011	0.19	3,582	1,827
In respect of current year:
- first interim dividend	0.10	1,951	231	0.10	1,906	284
- second interim dividend	0.10	1,956	160	0.10	1,914	372
- third interim dividend	0.10	1,958	760	0.10	1,918	226

Total	0.50	9,710	3,162	0.49	9,320	2,709
Total dividends on preference shares classified as equity (paid quarterly)	62.00	90		62.00	90

Total coupons on capital securities classified as equity

		2015		2014
	First	Per security	Total	Total
	call date		$m	$m
Perpetual subordinated capital securities1,3
- $2,200m	Apr 2013	$2.032	179	179
- $3,800m	Dec 2015	$2.000	304	304
Perpetual subordinated contingent convertible securities2,3
- $2,250m	Sep 2024	$63.750	143	-
- $1,500m	Jan 2020	$56.250	70	-
- €1,500m	Sep 2022	€52.500	86	-
- $2,450m	Mar 2025	$63.750	78	-

Total			860	483

1 Discretionary coupons are paid quarterly on the perpetual subordinated capital securities, in denominations of $25 per security.
2 Discretionary coupons are paid semi-annually on the perpetual subordinated contingent convertible securities, in denominations of 1,000 per security.
3 Further details of these securities can be found in Note 35 of the Annual Report and Accounts 2015.

The Directors declared after the end of the year a fourth interim dividend in respect of the financial year ended 31 December 2015 of $0.21 per ordinary share, a distribution of approximately $4,134m. The fourth interim dividend will be payable on 20 April 2016 to holders of record on 4 March 2016 on the Principal Register in the UK, the Hong Kong or the Bermuda Overseas Branch registers. No liability was recorded in the financial statements in respect of the fourth interim dividend for 2015.

The dividend will be payable in cash, in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 11 April 2016, and with a scrip dividend alternative. Particulars of these arrangements will be sent to shareholders on or about 18 March 2016 and elections must be received by 7 April 2016. As this dividend was declared after the balance sheet date, no liability has been recorded on the Financial Statements at 31 December 2015.

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depository system for Euronext Paris, on 20 April 2016. The dividend will be paid by Euroclear France to the holders of record as at 4 March 2016. The dividend will be payable by Euroclear France in cash, in euros at the forward exchange rate quoted by HSBC France on 11 April 2016, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 29 February 2016, 11 March 2016 and 11 April 2016.

On 15 January 2016, HSBC paid a coupon on the $2,200m subordinated capital securities of $0.508 per security, a distribution of $45m. On 19 January 2016, HSBC paid a coupon on the $1,500m subordinated contingent convertible securities of $28.125 per security, a distribution of $42m. No liability was recorded in the balance sheet at 31 December 2015 in respect of these coupon payments.

In September 2015, HSBC issued a €1,000m subordinated contingent convertible securities as set out in Note 35 of the Annual Report and Accounts 2015 which is classified as equity under IFRSs. Coupons are paid semi-annually and to date no payments have fallen due.

The reserves available for distribution at 31 December 2015 were $46,591m.

4. Earnings per share

Profit attributable to the ordinary shareholders of the parent company

	2015	2014
	$m	$m

Profit attributable to shareholders of the parent company	13,522	13,688
Dividend payable on preference shares classified as equity	(90)	(90)
Coupon payable on capital securities classified as equity	(860)	(483)

Year ended 31 December	12,572	13,115

Basic and diluted earnings per share

	2015			2014
	Profit $m	Number of shares (millions)	Per share $	Profit $m	Number of shares (millions)	Per share $

Basic1	12,572	19,380	0.65	13,115	18,960	0.69
Effect of dilutive potential ordinary shares	-	137	-	-	96	-

Diluted1	12,572	19,517	0.64	13,115	19,056	0.69

1 Weighted average number of ordinary shares outstanding (basic) or assuming dilution (diluted).

The weighted average number of dilutive potential ordinary shares excluded 7m employee share options that were anti-dilutive (2014: 6m).

5. Net fee income

	2015 $m	2014 $m

Account services	2,745	3,407
Funds under management	2,570	2,658
Cards	2,281	2,460
Credit facilities	1,919	1,890
Broking income	1,441	1,371
Unit trusts	1,007	1,005
Imports/exports	971	1,115
Remittances	772	833
Underwriting	762	872
Global custody	721	726
Insurance agency commission	519	516
Other	2,308	2,692

Fee income	18,016	19,545

Less: fee expense	(3,311)	(3,588)

Year ended 31 December	14,705	15,957

6. Loan impairment charges and other credit risk provisions

	2015 $m	2014 $m
Loan impairment charges
- new allowances net of allowance releases	4,400	5,010
- recoveries of amounts previously written off	(808)	(955)

	3,592	4,055

Individually assessed allowances	1,505	1,780
Collectively assessed allowances	2,087	2,275

Releases of impairment allowances of available-for-sale debt securities	(17)	(319)
Other credit risk provisions	146	115

Year ended 31 December	3,721	3,851
Impairment charges on loans and advances to customers as a percentage of average gross loans and advances to customers	0.39%	0.43%

7. Segmental analysis

Products and services

HSBC provides a comprehensive range of banking and related financial services to its customers in its five geographical regions. HSBC's operating segments are Europe, Asia, Middle East and North Africa, North America and Latin America. The products and services offered to customers are organised by global business.

•   Retail Banking and Wealth Management ('RBWM') offers a broad range of products and services to meet the personal banking and wealth management needs of individual customers. Typically, customer offerings include      personal banking products (current and savings accounts, mortgages and personal loans, credit cards, debit cards and local and international payment services) and wealth management services (insurance and investment      products, global asset management services and financial planning services).

•   Commercial Banking ('CMB') offers a broad range of products and services to serve the needs of our commercial customers, including small and medium-sized enterprises, mid-market enterprises and corporates. These include        credit and lending, international trade and receivables finance, treasury management and liquidity solutions (payments and cash management and commercial cards), commercial insurance and investments. CMB also offers its      customers access to products and services offered by other global businesses, for example Global Banking & Markets ('GB&M'), which include foreign exchange products, raising capital on debt and equity markets and advisory      services.

•   GB&M provides tailored financial solutions to major government, corporate and institutional clients and private investors worldwide. The client-focused business lines deliver a full range of banking capabilities including      financing, advisory and transaction services, a markets business that provides services in credit, rates, foreign exchange, equities, money markets and securities services, and principal investment activities.

• Global Private Banking ('GPB') provides a range of services to high net worth individuals and families with complex and international needs within the Group's priority markets.

Profit/(loss) for the year

	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
2015
Net interest income	10,005	12,184	1,531	4,532	4,318	(39)	32,531
Net fee income	4,891	6,032	633	2,018	1,131	−	14,705
Net trading income	4,060	3,090	325	545	664	39	8,723
Other income	2,102	3,997	76	562	479	(3,375)	3,841

Net operating income1	21,058	25,303	2,565	7,657	6,592	(3,375)	59,800
Loan impairment (charges)/recoveries and other credit risk provisions	(690)	(693)	(299)	(544)	(1,495)	−	(3,721)

Net operating income	20,368	24,610	2,266	7,113	5,097	(3,375)	56,079

Employee compensation and benefits	(7,872)	(6,105)	(718)	(3,113)	(2,092)	−	(19,900)
General and administrative expenses	(10,849)	(4,164)	(478)	(3,168)	(2,378)	3,375	(17,662)
Depreciation and impairment of property, plant and equipment	(552)	(410)	(26)	(165)	(116)	−	(1,269)
Amortisation and impairment of intangible assets	(460)	(210)	(12)	(55)	(200)	−	(937)

Total operating expenses	(19,733)	(10,889)	(1,234)	(6,501)	(4,786)	3,375	(39,768)

Operating profit	635	13,721	1,032	612	311	−	16,311
Share of profit in associates and joint ventures	8	2,042	505	2	(1)	−	2,556

Profit before tax	643	15,763	1,537	614	310	−	18,867
Tax expense	(1,095)	(2,346)	(336)	80	(74)	−	(3,771)

Profit/(loss) for the year	(452)	13,417	1,201	694	236	−	15,096

2014
Net interest income	10,611	12,273	1,519	5,015	5,310	(23)	34,705
Net fee income	6,042	5,910	650	1,940	1,415	−	15,957
Net trading income	2,534	2,622	314	411	856	23	6,760
Other income	2,384	2,872	65	786	691	(2,972)	3,826

Net operating income1	21,571	23,677	2,548	8,152	8,272	(2,972)	61,248
Loan impairment (charges)/recoveries and other credit risk provisions	(764)	(647)	6	(322)	(2,124)	−	(3,851)

Net operating income	20,807	23,030	2,554	7,830	6,148	(2,972)	57,397

Employee compensation and benefits	(8,191)	(5,862)	(676)	(3,072)	(2,565)	−	(20,366)
General and administrative expenses	(11,076)	(3,959)	(500)	(3,108)	(2,894)	2,972	(18,565)
Depreciation and impairment of property, plant and equipment	(543)	(389)	(28)	(180)	(242)	−	(1,382)
Amortisation and impairment of intangible assets	(407)	(217)	(12)	(69)	(231)	−	(936)

Total operating expenses	(20,217)	(10,427)	(1,216)	(6,429)	(5,932)	2,972	(41,249)

Operating profit	590	12,603	1,338	1,401	216	−	16,148
Share of profit in associates and joint ventures	6	2,022	488	16	−	−	2,532

Profit before tax	596	14,625	1,826	1,417	216	−	18,680
Tax expense	(853)	(2,542)	(339)	(195)	(46)	−	(3,975)

Profit/(loss) for the year	(257)	12,083	1,487	1,222	170	−	14,705

1 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Other information about the profit/(loss) for the year

	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
2015
Net operating income1	21,058	25,303	2,565	7,657	6,592	(3,375)	59,800
- external	19,778	23,477	2,559	7,386	6,600	-	59,800
- inter-segment	1,280	1,826	6	271	(8)	(3,375)	-

Profit for the year includes the following
significant non-cash items:
Depreciation, amortisation and
impairment	1,013	620	38	195	315	-	2,181
Loan impairment losses gross of recoveries
and other credit risk provisions	1,082	858	331	618	1,641	-	4,530
Changes in fair value of long-term debt
and related derivatives	671	5	6	181	-	-	863

2014
Net operating income1	21,571	23,677	2,548	8,152	8,272	(2,972)	61,248
- external	20,450	22,071	2,524	7,937	8,266	-	61,248
- inter-segment	1,121	1,606	24	215	6	(2,972)	-

Profit for the year includes the following
significant non-cash items:
Depreciation, amortisation and
impairment	950	606	40	182	473	-	2,251
Loan impairment losses gross of recoveries
and other credit risk provisions	1,066	800	37	437	2,466	-	4,806
Changes in fair value of long-term debt
and related derivatives	614	(4)	(3)	(99)	-	-	508

1 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.

Balance sheet information

	Europe	Asia	MENA	North America	Latin America	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
At 31 December 2015
Loans and advances to customers	392,041	356,375	29,894	128,851	17,293	-	924,454
Interests in associates and joint ventures	198	15,720	3,176	45	-	-	19,139
Total assets	1,129,365	889,747	59,236	393,960	86,262	(148,914)	2,409,656
Customer accounts	497,876	598,620	36,468	135,152	21,470	-	1,289,586
Total liabilities	1,067,127	813,466	49,126	355,506	75,827	(148,914)	2,212,138

Capital expenditure incurred1	1,182	725	34	198	187	-	2,326

At 31 December 2014
Loans and advances to customers	409,733	362,955	29,063	129,787	43,122	-	974,660
Interests in associates and joint ventures	175	14,958	2,955	83	10	-	18,181
Total assets	1,290,926	878,723	62,417	436,859	115,354	(150,140)	2,634,139
Customer accounts	545,959	577,491	39,720	138,884	48,588	-	1,350,642
Total liabilities	1,223,371	807,998	52,569	398,356	102,007	(150,140)	2,434,161

Capital expenditure incurred1	1,168	637	25	208	348	-	2,386

1 Expenditure incurred on property, plant and equipment and other intangible assets. Excludes assets acquired as part of business combinations and goodwill.

Other financial information

Net operating income by global business

	RBWM3	CMB3	GB&M	GPB	Other1	Intra-HSBC items	Total
	$m	$m	$m	$m	$m	$m	$m
2015
Net operating income2	23,516	14,870	18,233	2,172	7,604	(6,595)	59,800
- external	20,941	15,021	20,994	1,888	956	-	59,800
- internal	2,575	(151)	(2,761)	284	6,648	(6,595)	-

2014
Net operating income2	25,149	15,748	17,778	2,377	6,365	(6,169)	61,248
- external	23,202	16,369	20,055	1,980	(358)	-	61,248
- internal	1,947	(621)	(2,277)	397	6,723	(6,169)	-

1   The main items reported in the 'Other' category are certain property activities, unallocated investment activities, centrally held investment companies, movements in fair value of own debt and HSBC's holding company and      financing operations. 'Other' also includes gains and losses on the disposal of certain significant subsidiaries or business units.

2 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
3   In the first half of 2015, a portfolio of customers was transferred from CMB to RBWM in Latin America in order to better align the combined banking needs of the customers with our established global businesses.      Comparative data have been re-presented accordingly.

Information by country

	2015		2014
	External net operating income1,2	Non- current assets3	External net operating income1,2	Non- current assets3
	$m	$m	$m	$m

UK	14,132	7,581	14,392	8,671
Hong Kong	14,447	10,979	12,656	12,376
USA	5,541	4,066	5,736	5,685
France	2,706	9,326	2,538	10,301
Brazil	3,546	28	4,817	1,403
Other countries	19,428	27,503	21,109	28,273

Year ended/at 31 December	59,800	59,483	61,248	66,709

1 External net operating income is attributed to countries on the basis of the location of the branch responsible for reporting the results or advancing the funds.
2 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
3   Non-current assets consist of property, plant and equipment, goodwill, other intangible assets, interests in associates and joint ventures and certain other assets expected to be recovered more than 12 months after the      reporting period.

8. Reconciliation of reported and adjusted items

Currency translation and significant items

	2015	2014
	$m	$m
Revenue1
Reported	59,800	61,248
Currency translation		(4,775)
Significant items	(2,035)	754
- disposal costs of Brazilian operations	18	-
- debit valuation adjustment ('DVA') on derivative contracts	(230)	332
- fair value movements on non-qualifying hedges2	327	541
- (gain)/loss on sale of several tranches of real estate secured accounts in the US	214	(168)
- gain on sale of shareholding in Bank of Shanghai	-	(428)
- gain on the partial sale of shareholding in Industrial Bank	(1,372)	-
- impairment of our investment in Industrial Bank	-	271
- own credit spread3	(1,002)	(417)
- provisions arising from the ongoing review of compliance with the Consumer Credit Act in the UK	10	632
- gain and trading results from disposals and changes in ownership levels	-	(9)

Adjusted	57,765	57,227

Loan impairment charges and other credit risk provisions ('LIC's)
Reported	(3,721)	(3,851)
Currency translation		683

Adjusted	(3,721)	(3,168)

Operating expenses
Reported	(39,768)	(41,249)
Currency translation		3,278
Significant items	3,586	3,395
- disposal costs of Brazilian operations	110	-
- charge in relation to the settlement agreement with the Federal Housing Finance Authority	-	550
- costs-to-achieve	908	-
- costs to establish UK ring-fenced bank	89	-
- regulatory provisions in GPB	172	65
- restructuring and other related costs	117	278
- settlements and provisions in connection with legal matters	1,649	1,187
- UK customer redress programmes	541	1,275
- trading results from disposals and changes in ownership levels	-	40

Adjusted	(36,182)	(34,576)

Share of profit in associates and joint ventures
Reported	2,556	2,532
Currency translation		(39)

Adjusted	2,556	2,493

Profit before tax
Reported	18,867	18,680
Currency translation		(853)
Significant items	1,551	4,149
- revenue	(2,035)	754
- operating expenses	3,586	3,395

Adjusted	20,418	21,976

1 Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
2 Excludes items where there are substantial offsets in the income statement for the same year.
3   'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes       due to own credit risk in respect of trading liabilities or derivative liabilities.

9. Contingent liabilities, contractual commitments and guarantees

	2015	2014
	$m	$m
Guarantees and contingent liabilities
Guarantees	85,855	86,385
Other contingent liabilities	490	346

At 31 December	86,345	86,731

Commitments
Documentary credits and short-term trade-related transactions	10,168	12,082
Forward asset purchases and forward forward deposits placed	981	823
Undrawn formal standby facilities, credit lines and other commitments to lend	655,281	638,475

At 31 December	666,430	651,380

The above table discloses the nominal principal amounts of commitments, guarantees and other contingent liabilities. Contingent liabilities arising from legal proceedings, regulatory and other matters against Group companies are disclosed in Notes 29 and 40 of the Annual Report and Accounts 2015. Nominal principal amounts represent the amounts at risk should the contracts be fully drawn upon and clients default. As a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the nominal principal amounts is not indicative of future liquidity requirements.

Guarantees
	2015	2014
	Guarantees in favour of third parties	Guarantees in favour of third parties
	$m	$m
Guarantee type
Financial guarantees	27,643	30,406
Credit-related guarantees1	18,473	16,672
Other guarantees	39,739	39,307

At 31 December	85,855	86,385

1 Credit-related guarantees are contracts that have similar features to financial guarantee contracts but fail to meet the definition of a financial guarantee contract under IAS 39.

The amounts disclosed in the above table are nominal principal amounts and reflect HSBC's maximum exposure under a large number of individual guarantee undertakings. The risks and exposures arising from guarantees are captured and managed in accordance with HSBC's overall credit risk management policies and procedures. Approximately half the above guarantees have a term of less than one year. Guarantees with terms of more than one year are subject to HSBC's annual credit review process.

Financial Services Compensation Scheme

The Financial Services Compensation Scheme ('FSCS') has provided compensation to consumers following the collapse of a number of deposit takers. The compensation paid out to consumers is currently funded through loans from HM Treasury which at 31 December 2015 stood at approximately £16bn ($23.7bn).

The Group could be liable to pay a proportion of the outstanding amounts that the FSCS has borrowed from HM Treasury. The ultimate FSCS levy to the industry as a result of the collapses cannot currently be estimated reliably as it is dependent on various uncertain factors including the potential recoveries of assets by the FSCS and changes in the level of protected deposits and the population of FSCS members at the time.

Capital commitments

In addition to the commitments disclosed above, at 31 December 2015 HSBC had $468m (2014: $656m) of capital commitments contracted but not provided for and $100m (2014: $101m) of capital commitments authorised but not contracted for.

Associates

HSBC's share of associates' contingent liabilities amounted to $39,222m at 31 December 2015 (2014: $47,593m). No matters arose where HSBC was severally liable.

10. Legal proceedings and regulatory matters

HSBC is party to legal proceedings and regulatory matters in a number of jurisdictions arising out of its normal business operations. Apart from the matters described below, HSBC considers that none of these matters are material. The recognition of provisions is determined in accordance with the accounting policies set out in Note 29. While the outcome of legal proceedings and regulatory matters is inherently uncertain, management believes that, based on the information available to it, appropriate provisions have been made in respect of these matters as at 31 December 2015 (see Note 29). Where an individual provision is material, the fact that a provision has been made is stated and quantified, except to the extent doing so would be seriously prejudicial. Any provision recognised does not constitute an admission of wrongdoing or legal liability. It is not practicable to provide an aggregate estimate of potential liability for our legal proceedings and regulatory matters as a class of contingent liabilities.

Securities litigation

As a result of an August 2002 restatement of previously reported consolidated financial statements and other corporate events, including the 2002 settlement with 46 states and the District of Columbia relating to real estate lending practices, Household International, Inc. ('Household International') and certain former officers were named as defendants in a class action lawsuit, Jaffe v. Household International, Inc., et al., filed in August 2002 in the US District Court for the Northern District of Illinois (the 'Illinois District Court'). The complaint asserted claims under the US Securities Exchange Act and alleged that the defendants knowingly or recklessly made false and misleading statements of material fact relating to Household International's Consumer Lending operations, including collections, sales and lending practices, some of which ultimately led to the 2002 state settlement agreement, and facts relating to accounting practices evidenced by the financial restatement. Ultimately, a class was certified on behalf of all persons who acquired and disposed of Household International common stock between July 1999 and October 2002.

A jury trial concluded in April 2009, which was decided partly in favour of the plaintiffs. Various legal challenges to the verdict were raised in post-trial briefing.

In December 2011, following the submission of claim forms by class members, the court-appointed claims administrator reported to the Illinois District Court that the total number of claims that generated an allowed loss was 45,921, and that the aggregate amount of those claims was approximately $2.2bn. The Illinois District Court directed further proceedings before a court-appointed Special Master to address certain issues and objections regarding the remaining claims.

In October 2013, the Illinois District Court entered a partial final judgement against the defendants in the amount of approximately $2.5bn (including pre-judgement interest). The defendants appealed that partial final judgement.

In addition to the partial judgement that has been entered, there are also approximately $625m in remaining claims, prior to the imposition of pre-judgement interest, that are still subject to objections that have not yet been ruled upon by the Illinois District Court.

In May 2015, the US Court of Appeals for the Seventh Circuit issued a decision reversing the partial final judgement of the Illinois District Court and remanding the case for a new trial on loss causation, which may entail a reassessment of the quantum of damages. On remand to the Illinois District Court, the case was reassigned to a different judge, who has issued various rulings on certain preliminary issues and has entered a scheduling order that includes a trial date in June 2016.

The timing and ultimate resolution of this matter remains highly uncertain, and given the complexity and uncertainties associated with a new trial on loss causation and a reassessment of the quantum of damages, there continues to be a wide range of possible outcomes. Depending on whether and to what extent the plaintiffs are able to demonstrate loss causation, the amount of damages, based upon the claims included in the reversed partial final judgement and the other remaining claims, as well as the application of pre-judgement interest, may be up to or exceeding $3.6bn. A provision has been recognised based on management's best estimate of probable outflows, but the amount of such provision is not disclosed as it would seriously prejudice the position of HSBC in the resolution of this matter.

Bernard L. Madoff Investment Securities LLC

Bernard L. Madoff ('Madoff') was arrested in December 2008 and later pleaded guilty to running a Ponzi scheme. He has acknowledged, in essence, that while purporting to invest his customers' money in securities, he in fact never invested in securities and used other customers' money to fulfil requests to return investments. His firm, Bernard L. Madoff Investment Securities LLC ('Madoff Securities'), is being liquidated in the US by a trustee (the 'Trustee').

Various non-US HSBC companies provided custodial, administration and similar services to a number of funds incorporated outside the US whose assets were invested with Madoff Securities. Based on information provided by Madoff Securities, as at 30 November 2008, the purported aggregate value of these funds was $8.4bn, an amount that includes fictitious profits reported by Madoff. Based on information available to HSBC, we have estimated that the funds' actual transfers to Madoff Securities minus their actual withdrawals from Madoff Securities during the time that HSBC serviced the funds totalled approximately $4bn. Various HSBC companies have been named as defendants in lawsuits arising out of Madoff Securities' fraud.

US/UK litigation: The Trustee has brought lawsuits against various HSBC companies in the US Bankruptcy Court and in the English High Court. The Trustee's ongoing US claims seek recovery of prepetition transfers pursuant to US bankruptcy law. The amount of these claims has not been pleaded or determined as against HSBC. The Trustee's English action seeks recovery of unspecified transfers from Madoff Securities to or through HSBC. HSBC has not yet been served with the Trustee's English action. The Trustee's deadline for serving the claim has been extended through the third quarter of 2016.

Alpha Prime Fund Ltd ('Alpha Prime') and Senator Fund SPC ('Senator'), co-defendants in the Trustee's US actions, have each brought cross-claims against HSBC. These funds have also sued HSBC in Luxembourg (discussed below). In June 2015, the US Bankruptcy Court heard HSBC's motion to dismiss Alpha Prime and Senator's cross-claims and a decision on that motion is pending.

Fairfield Sentry Limited, Fairfield Sigma Limited and Fairfield Lambda Limited (together, 'Fairfield'), funds whose assets were invested with Madoff Securities, commenced multiple lawsuits in the US and the British Virgin Islands ('BVI') against fund shareholders, including various HSBC companies that acted as nominees for HSBC clients, seeking restitution of payments made in connection with share redemptions. Fairfield's US actions are stayed pending the outcome of the cases in the BVI (discussed below).

In September 2013, the US Court of Appeals for the Second Circuit affirmed the dismissal of purported class action claims against HSBC and others brought by investors in three Madoff-invested funds on grounds of forum non conveniens. In May 2015, plaintiffs filed a motion asking the Court of Appeals to restore their class action claims on the basis of an alleged change of law. Plaintiffs' motion was denied by the Court of Appeals in June 2015.

In December 2014, three additional actions were filed in the US. The first is a purported class action brought in the United States District Court for the Southern District of New York (the 'New York District Court') by direct investors in Madoff Securities who were holding their investments as of December 2008, asserting various common law claims and seeking to recover damages lost to Madoff Securities' fraud on account of HSBC's purported knowledge and alleged furtherance of the fraud. HSBC moved to dismiss this action in November 2015 and a decision on that motion is pending. The other two actions were both filed by SPV Optimal SUS Ltd ('SPV OSUS'), the purported assignee of the Madoff-invested company, Optimal Strategic US Equity Ltd. One of these actions was filed in New York state court and the other in New York District Court. In January 2015, SPV OSUS dismissed its federal lawsuit against HSBC. The state court action against HSBC remains pending.

In May 2015, an action was filed in New York District Court by two investors in the Madoff-invested fund Hermes International Fund Limited ('Hermes'), asserting various common law claims against HSBC and seeking to recover damages lost to Madoff Securities' fraud. HSBC's motion to dismiss the action was filed in January 2016 and a decision on that motion is pending.

BVI litigation: Beginning in October 2009, Fairfield commenced multiple lawsuits in the BVI against numerous fund shareholders, including various HSBC companies that acted as nominees for clients of HSBC's private banking business and other clients who invested in Fairfield. Fairfield is seeking restitution of redemption payments made by the funds to defendants on the grounds that they were mistakenly based on inflated net asset values. In April 2014, the UK Privy Council issued a ruling in favour of other defendants in the BVI actions, and issued its order in October 2014. The Privy Council ruling found in effect that Fairfield should not be entitled to recover share redemptions that were calculated on a net asset value per share based on fictitious profits, and were paid to shareholders prior to the collapse of Madoff Securities. Separately, a motion was brought by defendants before the BVI court challenging the authorisation of the Fairfield liquidator (appointed in July 2009) to pursue its claims in the US. That motion was heard in March 2015 and a decision is pending.

Bermuda litigation: In January 2009, Kingate Global Fund Limited and Kingate Euro Fund Limited (together, 'Kingate'), funds whose assets were invested with Madoff Securities, commenced an action in Bermuda against HSBC Bank Bermuda Limited for recovery of funds held in Kingate's accounts, fees and dividends. This action is currently pending, but is not expected to move forward until there is a resolution as to the Trustee's separate US actions against Kingate and HSBC Bank Bermuda Limited.

Thema Fund Limited ('Thema') and Hermes, funds whose assets were invested with Madoff Securities, each also brought three actions in Bermuda in 2009. The first set of actions was brought against HSBC Institutional Trust Services (Bermuda) Limited and seeks recovery of funds in frozen accounts held at HSBC. The second set of actions asserts liability against HSBC Institutional Trust Services (Bermuda) Limited in relation to claims for mistake, recovery of fees and damages for breach of contract. The third set of actions seeks return of fees from HSBC Bank Bermuda Limited and HSBC Securities Services (Bermuda). There has been little progress in these actions for several years, although in January 2015, Thema and Hermes served notice of intent to proceed in respect of the second set of actions referred to above.

Cayman Islands litigation: In February 2013, Primeo Fund (in official liquidation since April 2009), a Cayman Islands-based fund whose assets were invested with Madoff Securities, brought an action against the fund administrator, Bank of Bermuda (Cayman), and the fund custodian, HSBC Securities Services (Luxembourg) ('HSSL'), alleging breach of contract by the defendants and breach of fiduciary duty by HSSL. Primeo Fund claims damages from defendants (and equitable compensation from HSSL) to compensate it for alleged losses, including loss of profit. Trial is scheduled to begin in November 2016.

Luxembourg litigation: In April 2009, Herald Fund SPC ('Herald') (in official liquidation since July 2013) commenced action against HSSL before the Luxembourg District Court seeking restitution of all cash and securities Herald purportedly lost because of Madoff Securities' fraud, or in the alternative, money damages in the same amount. In March 2013, the Luxembourg District Court dismissed Herald's restitution claim for the return of the securities, although Herald's restitution claim for return of the cash and its claim for money damages were reserved. Herald appealed this judgement in May 2013. Written submissions on the merits are due to be filed by the parties in March 2016.

In October 2009, Alpha Prime commenced an action against HSSL before the Luxembourg District Court, alleging breach of contract and negligence in the appointment of Madoff Securities as a sub-custodian of Alpha Prime's assets. Alpha Prime requested a stay of these proceedings pending its negotiations with the Trustee in the US proceedings. The matter has been temporarily suspended at Alpha Prime's request.
In March 2010, Herald (Lux) SICAV ('Herald (Lux)') (in official liquidation since April 2009) commenced an action against HSSL before the Luxembourg District Court seeking restitution of securities, or the cash equivalent, or money damages in the alternative. Herald (Lux) has also requested the restitution of fees paid to HSSL as custodian and service agent of the fund. Written submissions on the merits are due to be filed by Herald (Lux) in March 2016.

In December 2014, Senator commenced a separate action against HSSL before the Luxembourg District Court, seeking the restitution of securities held as of the latest net asset value statement from November 2008, or in the alternative, money damages. The matter has been temporarily suspended at Senator's request.

In April 2015, Senator commenced a separate action against the Luxembourg branch of HSBC Bank plc before the Luxembourg District Court asserting identical claims to those asserted in Senator's action against HSSL. This action remains ongoing.
HSSL has been sued in various actions by shareholders in the Primeo Select Fund, Herald, Herald (Lux), and Hermes. These actions are in different stages, most of which have been dismissed, suspended or postponed.

Ireland litigation: In November 2013, Defender Limited, a fund whose assets were invested with Madoff Securities, commenced an action against HSBC Institutional Trust Services (Ireland) Limited ('HTIE') and others, alleging breach of the custodian agreement and claiming damages and indemnification for fund losses. A trial date has not yet been scheduled.

In May 2013 and November 2013, settlements were reached in respect of claims filed against HTIE in the Irish High Court by Thema International Fund plc ('Thema International') and Alternative Advantage Plc ('AA'), respectively. Only two actions by individual Thema International shareholders against HTIE and Thema International remain active. An application to dismiss the two remaining shareholder claims was heard in December 2015 and a decision is pending.

In December 2014, a new proceeding against HTIE and HSBC Securities Services (Ireland) Limited was brought by SPV OSUS, alleging breach of the custodian agreement and claiming damages and indemnification for fund losses. In July 2015, HTIE brought a preliminary application to challenge the standing of SPV OSUS to bring proceedings against its service providers. Judgement was rendered in favour of HTIE in October 2015, resulting in the dismissal of the action. SPV OSUS filed an appeal, which is scheduled for hearing in January 2017.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of the various Madoff-related proceedings described above, including but not limited to the multiple jurisdictions in which the proceedings have been brought and the number of different plaintiffs and defendants in such proceedings. Based upon the information currently available, management's estimate of possible aggregate damages that might arise as a result of all claims in the various Madoff-related proceedings is up to or exceeding $800m. Due to uncertainties and limitations of this estimate, the ultimate damages could differ significantly from this amount.

US mortgage-related investigations

In April 2011, following completion of a broad horizontal review of industry foreclosure practices, HSBC Bank USA N.A. ('HSBC Bank USA') entered into a consent cease-and-desist order with the Office of the Comptroller of the Currency ('OCC'), and HSBC Finance Corporation ('HSBC Finance') and HSBC North America Holdings Inc. ('HNAH') entered into a similar consent order with the Federal Reserve Board ('FRB') (together with the OCC order, the 'Servicing Consent Orders'). The Servicing Consent Orders require prescribed actions to address the foreclosure practice deficiencies noted in the joint examination and described in the Servicing Consent Orders. HSBC Bank USA, HSBC Finance and HNAH continue to work with the OCC and the FRB to align their processes with the requirements of the Servicing Consent Orders and to implement operational changes as required; however, as set forth in a June 2015 amended consent order between HSBC Bank USA and the OCC (the 'Amended Consent Order'), HSBC Bank USA is not yet in compliance with all of the requirements of the OCC order. A failure to satisfy all requirements of the OCC order may result in a variety of regulatory consequences for HSBC Bank USA, including the imposition of civil money penalties. The Amended Consent Order includes business restrictions related to residential mortgage servicing that will remain in place until the OCC order is terminated. The restrictions include a prohibition against the bulk acquisition of residential mortgage servicing or residential mortgage servicing rights and a requirement to seek OCC supervisory non-objection to outsource any residential mortgage servicing activities that are not already outsourced as of the date of the Amended Consent Order.

The Servicing Consent Orders required an independent review of foreclosures pending or completed between January 2009 and December 2010 to determine if any borrower was financially injured as a result of an error in the foreclosure process (the 'Independent Foreclosure Review'). As required by the Servicing Consent Orders, an independent consultant was retained to conduct that review. In February 2013, HSBC Bank USA entered into an agreement with the OCC, and HSBC Finance and HNAH entered into an agreement with the FRB (together, the 'IFR Settlement Agreements'), pursuant to which the Independent Foreclosure Review ceased and was replaced by a broader framework under which HSBC and 12 other participating servicers agreed to provide, in the aggregate, over $9.3bn in cash payments and other assistance to help eligible borrowers. Pursuant to the IFR Settlement Agreements, HNAH made a cash payment of $96m into a fund used to make payments to borrowers that were in active foreclosure during 2009 and 2010 and is also providing other assistance, such as loan modifications, to help eligible borrowers. Borrowers who receive compensation will not be required to execute a release or waiver of rights and will not be precluded from pursuing litigation concerning foreclosure or other mortgage servicing practices. For participating servicers, including HSBC Bank USA and HSBC Finance, fulfilment of the terms of the IFR Settlement Agreements will satisfy the Independent Foreclosure Review requirements of the Servicing Consent Orders, including the wind-down of the Independent Foreclosure Review.

The Servicing Consent Orders do not preclude additional enforcement actions against HSBC Bank USA, HSBC Finance or HNAH by regulatory, governmental or law enforcement agencies, such as the DoJ or state Attorneys General, which could include the imposition of civil money penalties and other sanctions relating to the activities that are the subject of the Servicing Consent Orders. In addition, the IFR Settlement Agreements do not preclude future private litigation concerning these practices.

Separate from the Servicing Consent Orders and the settlement related to the Independent Foreclosure Review discussed above, in February 2016, HSBC Bank USA, HSBC Finance, HSBC Mortgage Services Inc. and HNAH entered into an agreement with the DoJ, the US Department of Housing and Urban Development, the Consumer Financial Protection Bureau, other federal agencies (the 'Federal Parties') and the Attorneys General of 49 states and the District of Columbia (the 'State Parties') to resolve civil claims related to past residential mortgage loan origination and servicing practices (the 'National Mortgage Settlement Agreement'). The National Mortgage Settlement Agreement is similar to prior settlements reached with other US mortgage servicers and includes payment of $100m to be allocated among participating Federal and State Parties, and $370m in consumer relief provided through HSBC's loan modification programmes. The National Mortgage Settlement Agreement also sets forth national mortgage servicing standards to which HSBC will adhere.

In addition, in February 2016, the FRB announced the imposition against HSBC Finance and HNAH of a $131m civil money penalty in connection with the FRB's Servicing Consent Order of April 2011. Pursuant to the terms of the FRB order, the penalty will be satisfied by the cash payments made to the Federal Parties and the consumer relief provided pursuant to the National Mortgage Settlement Agreement.

The National Mortgage Settlement Agreement and the FRB order do not completely preclude other enforcement actions by regulatory, governmental or law enforcement agencies related to foreclosure and other mortgage servicing practices, including, but not limited to, matters relating to the securitisation of mortgages for investors, which could include the imposition of civil money penalties, criminal fines or other sanctions. In addition, these practices have in the past resulted in private litigation, and the National Mortgage Settlement Agreement would not preclude further private litigation concerning these practices.

US mortgage securitisation activity and litigation

HSBC Bank USA was a sponsor/seller of loans used to facilitate whole loan securitisations underwritten by HSBC Securities (USA) Inc. ('HSI'). From 2005 to 2007, HSBC Bank USA purchased and sold $24bn of such loans to HSI, which were subsequently securitised and sold by HSI to third parties. The outstanding principal balance on these loans was approximately $5.2bn as at 31 December 2015.

Participants in the US mortgage securitisation market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory inquiries, which have been directed at groups within the US mortgage market such as servicers, originators, underwriters, trustees or sponsors of securitisations, and at particular participants within these groups. As the industry's residential mortgage foreclosure issues continue, HSBC Bank USA has taken title to an increasing number of foreclosed homes as trustee on behalf of various mortgage securitisation trusts. As nominal record owner of these properties, HSBC Bank USA has been sued by municipalities and tenants alleging various violations of law, including laws regarding property upkeep and tenants' rights. While HSBC believes and continues to maintain that the obligations at issue and any related liabilities are properly those of the servicer of each trust, HSBC continues to receive significant adverse publicity in connection with these and similar matters, including foreclosures that are serviced by others in the name of 'HSBC, as trustee'.

Between June and December 2014, a number of lawsuits were filed in state and federal court in New York and Ohio against HSBC Bank USA as trustee of over 280 mortgage securitisation trusts. These lawsuits are brought on behalf of the trusts by a putative class of investors including, amongst others, BlackRock and PIMCO funds. Similar lawsuits were filed simultaneously against other non-HSBC financial institutions that served as mortgage securitisation pool trustees. The complaints against HSBC Bank USA allege that the trusts have sustained losses in collateral value of approximately $38bn. The lawsuits seek unspecified damages resulting from alleged breaches of the US Trust Indenture Act, breach of fiduciary duties, negligence, breach of contract and breach of the common law duty of trust. HSBC filed motions to dismiss in several of these lawsuits, which were, for the most part, denied. In December 2015, three new actions containing similar allegations were filed in state and federal court in New York against HSBC Bank USA as trustee of over 40 mortgage securitisation trusts, many of which are at issue in the previously filed trustee cases. The complaints in the new actions against HSBC Bank USA allege that the trusts have sustained losses in collateral value of approximately $285m.

Various HSBC companies have also been named as defendants in a number of actions in connection with residential mortgage-backed security ('RMBS') offerings, which generally allege that the offering documents for securities issued by mortgage securitisation trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans.

HSBC Bank USA, HSBC Finance and Decision One Mortgage Company LLC (an indirect subsidiary of HSBC Finance) have been named as defendants in various mortgage loan repurchase actions brought by trustees of mortgage securitisation trusts. In the aggregate, these actions seek to have the HSBC defendants repurchase mortgage loans, or pay compensatory damages in lieu of repurchase, totalling at least $1bn.

In addition to actions brought by trustees of securitisation trusts, HSBC Mortgage Corporation (USA) Inc. and Decision One Mortgage Company LLC have been named as defendants in two separate actions filed by Residential Funding Company LLC ('RFC'), a mortgage loan purchase counterparty. These actions seek unspecified damages in relation to alleged losses suffered by RFC as a result of approximately 25,000 mortgage loans purchased from HSBC between 1986 and 2007. Discovery is in progress in both of these actions.

Since 2010, various HSBC entities have received subpoenas and requests for information from the DoJ and the Massachusetts state Attorney General seeking the production of documents and information regarding HSBC's involvement in specific private-label RMBS transactions as an issuer, sponsor, underwriter, depositor, trustee, custodian or servicer. In November 2014, HNAH, on behalf of itself and various subsidiaries including, but not limited to, HSBC Bank USA, HSI Asset Securitization Corp., HSI, HSBC Mortgage Corporation (USA), HSBC Finance and Decision One Mortgage Company LLC, received a subpoena from the US Attorney's Office for the District of Colorado, pursuant to the Financial Industry Reform, Recovery and Enforcement Act ('FIRREA'), concerning the origination, financing, purchase, securitisation and servicing of subprime and non-subprime residential mortgages. Five non-HSBC banks have previously reported settlements with the DoJ of FIRREA and other mortgage-backed securities-related matters. HSBC is cooperating with the US authorities and is continuing to produce documents and information responsive to their requests.

HSBC expects the focus on mortgage securitisations to continue. As a result, HSBC companies may be subject to additional claims, litigation and governmental or regulatory scrutiny relating to its participation in the US mortgage securitisation market.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact of these matters. Based upon the information currently available, it is possible that any liabilities that might arise as a result of these matters could be significant.

Anti-money laundering and sanctions-related matters

In October 2010, HSBC Bank USA entered into a consent cease-and-desist order with the OCC, and HNAH entered into a consent cease-and-desist order with the FRB (the 'Orders'). These Orders required improvements to establish an effective compliance risk management programme across HSBC's US businesses, including risk management related to the Bank Secrecy Act ('BSA') and AML compliance. Steps continue to be taken to address the requirements of the Orders.

In December 2012, HSBC Holdings, HNAH and HSBC Bank USA entered into agreements with US and UK government agencies regarding past inadequate compliance with the BSA, AML and sanctions laws. Among those agreements, HSBC Holdings and HSBC Bank USA entered into a five-year deferred prosecution agreement with the DoJ, the US Attorney's Office for the Eastern District of New York, and the US Attorney's Office for the Northern District of West Virginia (the 'US DPA'); and HSBC Holdings consented to a cease-and-desist order, and HSBC Holdings and HNAH consented to a civil money penalty order with the FRB. HSBC Holdings also entered into an agreement with the Office of Foreign Assets Control ('OFAC') regarding historical transactions involving parties subject to OFAC sanctions, as well as an undertaking with the UK FCA to comply with certain forward-looking AML and sanctions-related obligations. In addition, HSBC Bank USA entered into a civil money penalty order with the Financial Crimes Enforcement Network ('FinCEN') of the US Treasury Department and a separate civil money penalty order with the OCC.

Under these agreements, HSBC Holdings and HSBC Bank USA made payments totalling $1.9bn to US authorities. In July 2013, the US District Court for the Eastern District of New York approved the US DPA and retained authority to oversee implementation of that agreement. An independent compliance monitor (the 'Monitor') was appointed in 2013 under the agreements entered into with the DoJ and the FCA to produce annual assessments of the effectiveness of HSBC's AML and sanctions compliance programme. Additionally, the Monitor is serving as HSBC's independent consultant under the consent order of the FRB. In January 2016, the Monitor delivered his second annual follow-up review report as required by the US DPA. The Monitor's report is discussed on page 116.

Under the terms of the US DPA, upon notice and an opportunity to be heard, the DoJ has sole discretion to determine whether HSBC has breached the US DPA. Potential consequences of breaching the US DPA could include the imposition of additional terms and conditions on HSBC, an extension of the agreement, including its monitorship, or the criminal prosecution of HSBC, which could, in turn, entail further financial penalties and collateral consequences.

HSBC Bank USA also entered into a separate consent order with the OCC, requiring it to correct the circumstances and conditions as noted in the OCC's then-most recent report of examination, and imposing certain restrictions on HSBC Bank USA directly or indirectly acquiring control of, or holding an interest in, any new financial subsidiary, or commencing a new activity in its existing financial subsidiary, unless it receives prior approval from the OCC. HSBC Bank USA also entered into a separate consent order with the OCC requiring it to adopt an enterprise-wide compliance programme.

These settlements with US and UK authorities have led to private litigation, and do not preclude further private litigation related to HSBC's compliance with applicable BSA, AML and sanctions laws or other regulatory or law enforcement actions for BSA, AML, sanctions or other matters not covered by the various agreements.

In May 2014, a shareholder derivative action was filed by a shareholder of HSBC Holdings purportedly on behalf of HSBC Holdings, HSBC Bank USA, HNAH and HSBC USA Inc. (the 'Nominal Corporate Defendants') in New York state court against certain current and former directors and officers of those HSBC companies (the 'Individual Defendants'). The complaint alleges that the Individual Defendants breached their fiduciary duties to the Nominal Corporate Defendants and caused a waste of corporate assets by allegedly permitting and/or causing the conduct underlying the US DPA. In March 2015, the Nominal Corporate Defendants moved to dismiss the action, and the Individual Defendants who had been served also responded to the complaint. In November 2015, the New York state court granted the motion to dismiss. The plaintiff has appealed that decision.

In July 2014, a claim was filed in the Ontario Superior Court of Justice against HSBC Holdings and a former employee purportedly on behalf of a class of persons who purchased HSBC common shares and American Depositary Shares between July 2006 and July 2012. The complaint, which seeks monetary damages of up to CA$20bn, alleges that the defendants made statutory and common law misrepresentations in documents released by HSBC Holdings and its wholly owned subsidiary, HSBC Bank Canada, relating to HSBC's compliance with BSA, AML, sanctions and other laws.

In November 2014, a complaint was filed in the US District Court for the Eastern District of New York on behalf of representatives of US persons alleged to have been killed or injured in Iraq between April 2004 and November 2011. The complaint was filed against HSBC Holdings, HSBC Bank plc, HSBC Bank USA and HSBC Bank Middle East, as well as other non-HSBC banks and the Islamic Republic of Iran. The plaintiffs allege that defendants violated the US Anti-Terrorism Act ('US ATA') by altering or falsifying payment messages involving Iran, Iranian parties and Iranian banks for transactions processed through the US. Defendants filed a motion to dismiss in May 2015, and a decision on that motion is pending.

In November 2015, a complaint was filed in the US District Court for the Northern District of Illinois on behalf of representatives of four US persons alleged to have been killed or injured in terrorist attacks on three hotels in Amman, Jordan in 2005. The complaint was filed against HSBC Holdings, HSBC Bank USA, HNAH, HSI, HSBC Finance, HSBC USA Inc. and HSBC Bank Middle East, as well as a non-HSBC bank. The plaintiffs allege that the HSBC defendants violated the US ATA by failing to enforce due diligence methods to prevent its financial services from being used to support the terrorist attacks.

In February 2016, a complaint was filed in the US District Court for the Southern District of Texas by representatives of US persons alleged to have been killed or injured in Mexico by Mexican drug cartels. The complaint was filed against HSBC Holdings, HSBC Bank USA, HSBC México SA, and Grupo Financiero HSBC. The plaintiffs allege that defendants violated the US ATA by providing financial services to individuals and entities associated with the Mexican drug cartels. Defendants have not yet been served with process.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these lawsuits, including the timing or any possible impact on HSBC, which could be significant.

Tax-related investigations

HSBC continues to cooperate in ongoing investigations by the DoJ and the US Internal Revenue Service regarding whether certain HSBC companies and employees, including those associated with HSBC Private Bank (Suisse) SA ('HSBC Swiss Private Bank') and an HSBC company in India, acted appropriately in relation to certain customers who had US tax reporting obligations. In connection with these investigations, HSBC Swiss Private Bank, with due regard for Swiss law, has produced records and other documents to the DoJ. In August 2013, the DoJ informed HSBC Swiss Private Bank that it was not eligible for the 'Program for Non-Prosecution Agreements or Non-Target Letters for Swiss Banks' since a formal investigation had previously been authorised.

In addition, various tax administration, regulatory and law enforcement authorities around the world, including in Belgium, France, Argentina and India, are conducting investigations and reviews of HSBC Swiss Private Bank and other HSBC entities in connection with allegations of tax evasion or tax fraud, money laundering and unlawful cross-border banking solicitation. HSBC Swiss Private Bank has been placed under formal criminal examination by magistrates in both Belgium and France. In February 2015, HSBC was informed that the French magistrates are of the view that they have completed their investigation with respect to HSBC Swiss Private Bank and have referred the matter to the public prosecutor for a recommendation on any potential charges to be brought, whilst reserving the right to continue investigating other conduct at HSBC. In April 2015, HSBC Holdings was informed that it has been placed under formal criminal investigation by the French magistrates in connection with the conduct of HSBC Swiss Private Bank in 2006 and 2007 for alleged tax offences, and a €1bn bail was imposed. HSBC Holdings appealed the magistrates' decision and, in June 2015, bail was reduced to €100m. The ultimate financial impact of this matter could differ significantly, however, from the bail amount of €100m.

In Argentina, in November 2014, the Argentine tax authority filed a complaint against various individuals, including current and former HSBC employees, alleging tax evasion and an unlawful association amongst HSBC Swiss Private Bank, HSBC Bank Argentina, HSBC Bank USA and certain HSBC employees, which allegedly enabled numerous HSBC customers to evade their Argentine tax obligations. In addition, the Argentine Congress convened a special committee to investigate similar allegations, as well as issues related to allegations of Argentine income tax evasion more broadly. The committee issued its final report in December 2015.

In India, in February 2015, the Indian tax authority issued a summons and request for information to an HSBC company in India. In August 2015 and November 2015, HSBC entities received notices issued by two offices of the Indian tax authority, alleging that the Indian tax authority had sufficient evidence to initiate prosecution against HSBC Swiss Private Bank and its Dubai entity for abetting tax evasion of four different Indian individuals and/or families and requesting that the HSBC entities show why such prosecution should not be initiated.

With respect to each of these ongoing matters, HSBC is cooperating with the relevant authorities in a manner consistent with relevant laws. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these investigations and reviews, which could be significant.

In light of the media attention regarding these matters, it is possible that other tax administration, regulatory or law enforcement authorities will also initiate or enlarge similar investigations or regulatory proceedings.

London interbank offered rates, European interbank offered rates and other benchmark interest rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the UK, the US, the EU, Switzerland, South Korea and elsewhere, are conducting investigations and reviews related to certain past submissions made by panel banks and the processes for making submissions in connection with the setting of Libor, Euribor and other benchmark interest rates. As certain HSBC companies are members of such panels, HSBC has been the subject of regulatory demands for information and is cooperating with those investigations and reviews.

In May 2014, HSBC received a Statement of Objections from the European Commission (the 'Commission'), alleging anti-competitive practices in connection with the pricing of euro interest rate derivatives. The Statement of Objections sets out the Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC responded to the Commission's Statement of Objections in March 2015, and a hearing before the Commission took place in June 2015. A decision by the Commission is pending.

In addition, HSBC and other US dollar Libor panel banks have been named as defendants in a number of private lawsuits filed in the US with respect to the setting of US dollar Libor. The complaints assert claims under various US laws, including US antitrust and racketeering laws, the US Commodity Exchange Act ('CEA'), and state law. The lawsuits include individual and putative class actions, most of which have been transferred and/or consolidated for pre-trial purposes before the United States District Court for the Southern District of New York (the 'New York District Court').

In March 2013, the New York District Court overseeing the consolidated proceedings related to US dollar Libor issued a decision in the six oldest actions, dismissing the plaintiffs' federal and state antitrust claims, racketeering claims, and unjust enrichment claims in their entirety, but allowing certain of their CEA claims that were not barred by the applicable statute of limitations to proceed. Some of those plaintiffs appealed the New York District Court's decision to the US Court of Appeals for the Second Circuit, which later dismissed those appeals as premature. In January 2015, the US Supreme Court reversed the Court of Appeals' decision and remanded the case to the Court of Appeals for consideration on the merits of the plaintiffs' appeal. Oral argument in the Court of Appeals was held in November 2015, and the parties are awaiting a decision.

Other plaintiffs sought to file amended complaints in the New York District Court to assert additional allegations. In June 2014, the New York District Court issued a decision that, amongst other things, denied the plaintiffs' request for leave to amend their complaints to assert additional theories of Libor manipulation against HSBC and certain non-HSBC banks, but granted leave to assert such manipulation claims against two other banks; and granted defendants' motion to dismiss certain additional claims under the CEA as barred by the applicable statute of limitations. Proceedings with respect to all other actions in the consolidated proceedings were stayed pending this decision. The stay was lifted in September 2014, and amended complaints were filed in certain other individual and class actions thereafter. The defendants filed motions to dismiss, and in August 2015 and November 2015, the court issued decisions granting the motions in part, although it has not yet entered an order specifying which particular claims are dismissed against which defendants.

Separately, HSBC and other panel banks have also been named as defendants in two putative class actions filed in the New York District Court on behalf of persons who transacted in financial instruments allegedly related to the euroyen Tokyo interbank offered rate ('Tibor') and/or Japanese yen Libor. The complaints allege, amongst other things, misconduct related to euroyen Tibor, although HSBC is not a member of the Japanese Bankers Association's euroyen Tibor panel, as well as Japanese yen Libor, in violation of US antitrust laws, the CEA, and state law.

The first of the two actions was filed in April 2012, and HSBC responded by filing a motion to dismiss. In March 2014, the New York District Court dismissed the plaintiffs' claims under US antitrust law and state law, but sustained their claims under the CEA. In June 2014, the plaintiffs then moved for leave to file an amended complaint adding new claims and parties. That motion was denied in March 2015, except insofar as it granted leave to add certain defendants not affiliated with HSBC and reserving on the question of whether the California State Teachers Retirement System ('CALSTRS') may intervene and be added as a plaintiff. In October 2015, the New York District Court denied the motion of CALSTRS to intervene. In November 2015, CALSTRS filed an appeal of that ruling to the United States Court of Appeals for the Second Circuit, which remains pending.

The second action was filed in July 2015. In February 2016, HSBC and the other banks named in the complaint filed a motion to dismiss the action, and a decision on that motion is pending.

In November 2013, HSBC and other panel banks were also named as defendants in a putative class action filed in the New York District Court on behalf of persons who transacted in euro futures contracts and other financial instruments allegedly related to Euribor. The complaint alleges, amongst other things, misconduct related to Euribor in violation of US antitrust laws, the CEA and state law. The court previously stayed proceedings until May 2015. After the stay expired, the plaintiffs filed an amended complaint. In October 2015, HSBC filed a motion to dismiss the action, which remains pending.

In September and October 2014, HSBC Bank plc and other panel banks were named as defendants in a number of putative class actions that were filed and consolidated in the New York District Court on behalf of persons who transacted in interest rate derivatives or purchased or sold financial instruments that were either tied to US dollar International Swaps and Derivatives Association fix ('ISDAfix') rates or were executed shortly before, during, or after the time of the daily ISDAfix setting window. The complaint alleges, amongst other things, misconduct related to these activities in violation of US antitrust laws, the CEA and state law. In February 2015, plaintiffs filed a second consolidated amended complaint replacing HSBC Bank plc with HSBC Bank USA. A motion to dismiss that complaint was filed in April 2015, and a decision is pending.

There are many factors that may affect the range of possible outcomes, and the resulting financial impact, of these lawsuits. Based upon the information currently available, it is possible that any liabilities that might arise as a result of the claims in these actions could be significant.

Foreign exchange rate investigations and litigation

Various regulators and competition and law enforcement authorities around the world, including in the US, the EU, Brazil, South Korea and elsewhere, are conducting investigations and reviews into trading by HSBC and others on the foreign exchange markets. HSBC has been cooperating with these ongoing investigations and reviews.

In May 2015, the DoJ resolved its investigations with respect to five non-HSBC financial institutions, four of whom agreed to plead guilty to criminal charges of conspiring to manipulate prices in the foreign exchange spot market, and resulting in the imposition of criminal fines in the aggregate of more than $2.5bn. Additional penalties were imposed at the same time by the FRB and other banking regulators. HSBC was not a party to these resolutions, and investigations into HSBC by the DoJ, FRB and others around the world continue.

In addition, in late 2013 and early 2014, HSBC Holdings, HSBC Bank plc, HNAH and HSBC Bank USA were named as defendants, amongst other banks, in various putative class actions filed in the New York District Court. In March 2014, the plaintiffs filed a consolidated amended complaint alleging, amongst other things, that defendants conspired to manipulate the WM/Reuters foreign exchange benchmark rates (the 'Consolidated Action'). Separate putative class actions were also brought on behalf of non-US plaintiffs (the 'Foreign Actions'). Defendants moved to dismiss all actions. In January 2015, the court denied defendants' motion to dismiss the Consolidated Action, but granted defendants' motion to dismiss the Foreign Actions. Five additional putative class actions were subsequently filed in the New York District Court making similar allegations on behalf of persons who engaged in foreign exchange futures transactions on a US exchange, and those additional actions were subsequently consolidated with the Consolidated Action. In July 2015, the plaintiffs in the Consolidated Action filed a further amended complaint that, amongst other things, added new claims and parties, including HSBC Securities (USA), Inc. In September 2015, HSBC reached an agreement with plaintiffs to resolve the Consolidated Action, subject to court approval. In December 2015, the court granted preliminary approval of the settlement, and HSBC made payment of the agreed settlement amount into an escrow account. The court has not yet set a date for the final approval hearing.

In addition to the above actions, a putative class action was filed in the New York District Court in June 2015 making similar allegations on behalf of Employee Retirement Income Security Act of 1974 ('ERISA') plan participants, and another complaint was filed in the US District Court for the Northern District of California in May 2015. HSBC filed a motion to transfer the California action to New York, which was granted in November 2015.

In September 2015, two additional putative class actions making similar allegations under Canadian law were issued in Canada against various HSBC entities, including HSBC Bank Canada, and numerous other financial institutions.

As at 31 December 2015, HSBC has recognised a provision in the amount of $1.2bn. There are many factors that may affect the range of outcomes, and the resulting financial impact, of these matters. Due to uncertainties and limitations of these estimates, the ultimate penalties could differ significantly from the amount provided.

Precious metals fix-related litigation and investigations

Beginning in March 2014, numerous putative class actions were filed in the US District Courts for the Southern District of New York, the District of New Jersey and the Northern District of California, naming HSBC and other members of The London Gold Market Fixing Limited as defendants. The complaints allege that, from January 2004 to the present, defendants conspired to manipulate the price of gold and gold derivatives during the afternoon London gold fix for their collective benefit in violation of US antitrust laws, the CEA and New York state law. The actions were subsequently consolidated in the New York District Court. An amended complaint was filed in March 2015, which defendants moved to dismiss. A hearing has been scheduled for March 2016.

Beginning in July 2014, numerous putative class actions were filed in the US District Courts for the Southern and Eastern Districts of New York, naming HSBC and other members of The London Silver Market Fixing Ltd as defendants. The complaints allege that, from January 1999 to the present, defendants conspired to manipulate the price of silver and silver derivatives for their collective benefit in violation of US antitrust laws, the CEA and New York state law. The actions were subsequently consolidated in the New York District Court. An amended complaint was filed in April 2015, which defendants moved to dismiss. A hearing has been scheduled for March 2016.

Between late 2014 and early 2015, numerous putative class actions were filed in the US District Court for the Southern District of New York, naming HSBC, and other members of The London Platinum and Palladium Fixing Company Limited as defendants. The complaints allege that, from January 2008 to the present, defendants conspired to manipulate the price of platinum group metals ('PGM') and PGM-based financial products for their collective benefit in violation of US antitrust laws and the CEA. An amended complaint was filed in August 2015, which defendants moved to dismiss.

Additionally, in December 2015, a putative class action under Canadian law was filed in the Ontario Superior Court of Justice against various HSBC entities, including HSBC Bank Canada, and other financial institutions. Plaintiffs allege that, from January 2004 to March 2014, defendants conspired to manipulate the price of gold and gold-related investment instruments in violation of the Canadian Competition Act and common law.

Various regulators and competition and law enforcement authorities, including in the US and the EU, are conducting investigations and reviews relating to HSBC's precious metals operations. HSBC has been cooperating with these ongoing investigations. In November 2014, the Antitrust Division and Criminal Fraud Section of the DoJ issued a document request to HSBC Holdings, seeking the voluntary production of certain documents in connection with a criminal investigation that the DoJ is conducting of alleged anti-competitive and manipulative conduct in precious metals trading. In January 2016, the Antitrust Division of the DoJ informed HSBC that it was closing its investigation; however, the Criminal Fraud Section's investigation remains ongoing.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of these matters, including the timing or any possible impact on HSBC, which could be significant.

Credit default swap regulatory investigation and litigation

In July 2013, HSBC received a Statement of Objections from the Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of banks and other market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC submitted a response and attended a hearing in May 2014. Following the hearing, the Commission decided in December 2015 to close the case against all 13 banks, including all of the HSBC entities; however, the Commission's investigation relating to Markit and ISDA is ongoing.

In addition, HSBC Holdings, HSBC Bank plc and HSBC Bank USA were named as defendants, amongst others, in numerous putative class actions filed in the New York District Court and the Illinois District Court. These class actions allege that the defendants, which include ISDA, Markit and several other financial institutions, conspired to restrain trade in violation of US antitrust laws by, amongst other things, restricting access to credit default swap pricing exchanges and blocking new entrants into the exchange market. The plaintiffs in these suits purport to represent a class of all persons who purchased credit default swaps from or sold credit default swaps to defendants primarily in the US.

In October 2013, these cases were consolidated in the New York District Court (the 'Consolidated Action'). In September 2015, the HSBC defendants reached an agreement with plaintiffs to resolve the Consolidated Action, subject to court approval. In October 2015, the court granted preliminary approval of the settlement. The final settlement approval hearing is scheduled for April 2016.

Economic plans: HSBC Bank Brasil S.A.

In the mid-1980s and early 1990s, certain economic plans were introduced by the government of Brazil to reduce escalating inflation. The implementation of these plans adversely impacted savings account holders, thousands of which consequently commenced legal proceedings against financial institutions in Brazil, including HSBC Bank Brasil S.A. ('HSBC Brazil'), alleging, amongst other things, that savings account balances were adjusted by a different price index than that contractually agreed, which caused them a loss of income. Certain of these cases have reached the Brazilian Supreme Court. The Supreme Court has suspended all cases pending before lower courts until it delivers a final judgement on the constitutionality of the changes resulting from the economic plans. It is anticipated that the outcome of the Supreme Court's final judgement will set a precedent for all cases pending before the lower courts. Separately, the Brazilian Superior Civil Court is considering matters relating to, amongst other things, contractual and punitive interest rates to be applied to calculate any loss of income.

There is a high degree of uncertainty as to the terms on which the proceedings in the Supreme Court and Superior Civil Court will be resolved and the timing of such resolutions, including the amount of losses that HSBC Brazil may be liable to pay in the event of an unfavourable judgement. Such losses may lie in a range from a relatively insignificant amount to an amount up to $564m (based on the exchange rate between the USD and the BRL as at 31 December 2015), although the upper end of this range is considered unlikely.

Regulatory review of consumer 'enhancement services products'

HSBC Finance, through its legacy Cards and Retail Services business, offered or participated in the marketing, distribution, or servicing of products, such as identity theft protection and credit monitoring products, that were ancillary to the provision of credit to the consumer. HSBC Finance ceased offering these products by May 2012. The offering and administration of these and other enhancement services products, such as debt protection products, has been the subject of enforcement actions against other institutions by regulators, including the Consumer Financial Protection Bureau, the OCC, and the Federal Deposit Insurance Corporation. Such enforcement actions have resulted in orders to pay restitution to customers and the assessment of penalties in substantial amounts. We have made restitution to certain customers in connection with certain enhancement services products, and we continue to cooperate with our regulators in connection with their ongoing review. In light of the actions that regulators have taken in relation to other non-HSBC credit card issuers regarding their enhancement services products, one or more regulators may order us to pay additional restitution to customers and/or impose civil money penalties or other relief arising from the prior offering and administration of such enhancement services products by HSBC Finance; however, management no longer expects the resulting financial impact to be material.

Fédération Internationale de Football Association ('FIFA') related investigations

HSBC has received inquiries from the DoJ regarding its banking relationships with certain individuals and entities that are or may be associated with FIFA. The DoJ is investigating whether multiple financial institutions, including HSBC, permitted the processing of suspicious or otherwise improper transactions, or failed to observe applicable AML laws and regulations. HSBC is cooperating with the DoJ's investigation.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

Hiring practices investigation

The US Securities and Exchange Commission (the 'SEC') is investigating multiple financial institutions, including HSBC, in relation to hiring practices of candidates referred by or related to government officials or employees of state-owned enterprises in Asia-Pacific. HSBC has received various requests for information and is cooperating with the SEC's investigation.

Based on the facts currently known, it is not practicable at this time for HSBC to predict the resolution of this matter, including the timing or any possible impact on HSBC, which could be significant.

11. Events after the balance sheet date

A fourth interim dividend for 2015 of $0.21 per ordinary share (a distribution of approximately $4,134m) was declared by the Directors after 31 December 2015.

These accounts were approved by the Board of Directors on 22 February 2016 and authorised for issue.

12. Capital

Capital ratios

	At 31 December
	2015	2014
	%	%
CRD IV end point
Common equity tier 1 ratio1	11.9	11.1
CRD IV transitional
Common equity tier 1 ratio1	11.9	10.9
Tier 1 ratio	13.9	12.5
Total capital ratio	17.2	15.6

Total regulatory capital and risk-weighted assets

	At 31 December
	2015	2014
	$m	$m

CRD IV end point
Common equity tier 1 capital1	130,863	135,953

CRD IV transitional
Common equity tier 1 capital1	130,863	133,200
Additional tier 1 capital	22,440	19,539
Tier 2 capital	36,530	37,991

Total regulatory capital	189,833	190,730

Risk-weighted assets	1,102,995	1,219,765

Leverage ratio

	EU Delegated Act basis At 31 December
	2015	2014
	$bn	$bn

Exposure measure after regulatory adjustments	2,794	2,953

Tier 1 capital under CRD IV (end point)	140	142

Leverage ratio	5.0%	4.8%

1   From 1 January 2015 the CRD IV transitional CET1 and end point CET1 capital ratios became aligned for HSBC Holdings plc due to the recognition of unrealised gains on investment property and available-for-sale      securities.

Composition of regulatory capital

	At 31 December
	2015 $m	2014 $m
Common equity tier 1 capital
Shareholders' equity	160,664	166,617
- shareholders' equity per balance sheet1	188,460	190,447
- foreseeable interim dividend2	(3,717)	(3,362)
- preference share premium	(1,405)	(1,405)
- other equity instruments	(15,112)	(11,532)
- deconsolidation of special purpose entities3	(91)	(323)
- deconsolidation of insurance entities	(7,471)	(7,208)

Non-controlling interests	3,519	4,640
- non-controlling interests per balance sheet	9,058	9,531
- preference share non-controlling interests	(2,077)	(2,127)
- non-controlling interests transferred to tier 2 capital	-	(473)
- non-controlling interests in deconsolidated subsidiaries	(933)	(851)
- surplus non-controlling interests disallowed in CET1	(2,529)	(1,440)

Regulatory adjustments to the accounting basis	(4,556)	(3,556)
- own credit spread4	(159)	767
- debit valuation adjustment	(336)	(197)
- defined benefit pension fund adjustment	(4,009)	(4,069)
- cash flow hedging reserve	(52)	(57)

Deductions	(28,764)	(31,748)
- goodwill and intangible assets	(20,650)	(22,475)
- deferred tax assets that rely on future profitability (excludes those arising from temporary differences)	(1,204)	(1,036)
- additional valuation adjustment (referred to as PVA)	(1,151)	(1,341)
- investments in own shares through the holding of composite products of which HSBC is a component (exchange traded funds, derivatives and index stock)	(839)	(1,083)
- negative amounts resulting from the calculation of expected loss amounts	(4,920)	(5,813)
		-

Common equity tier 1 capital on an end point basis	130,863	135,953

Tier 1 and tier 2 capital on a transitional basis
Common equity tier 1 capital on an end point basis	130,863	135,953
Transitional adjustments		(2,753)
- unrealised gains arising from revaluation of property		(1,375)
- unrealised gains in available-for-sale debt and equities		(1,378)

Common equity tier 1 capital on a transitional basis	130,863	133,200

Additional tier 1 capital on a transitional basis
Other tier 1 capital before deductions	22,621	19,687
- preference share premium	1,015	1,160
- preference share non-controlling interests	1,711	1,955
- allowable non-controlling interest in AT1	1,546	884
- hybrid capital securities	18,349	15,688

Deductions	(181)	(148)
- unconsolidated investments5	(121)	(148)
- holding of own additional tier 1 instruments	(60)	-

Tier 1 capital on a transitional basis	153,303	152,739

Tier 2 capital on a transitional basis
Total qualifying tier 2 capital before deductions	36,852	38,213
- allowable non-controlling interest in tier 2	14	99
- perpetual subordinated debt	1,941	2,218
- term subordinated debt	34,897	35,656
- non-controlling interests in tier 2 capital	-	240

Total deductions other than from tier 1 capital	(322)	(222)
- unconsolidated investments5	(282)	(222)
- holding of own tier 2 instruments	(40)	-

Total regulatory capital on a transitional basis	189,833	190,730

1 Includes externally verified profits for the year ended 31 December 2015.
2 This includes dividends on ordinary shares, quarterly dividends on preference shares and coupons on capital securities, classified as equity.
3 Mainly comprises unrealised gains/losses in available-for-sale debt securities related to SPEs.
4 Includes own credit spread on trading liabilities.
5 Mainly comprise investments in insurance entities.

Reconciliation of regulatory capital from transitional basis to an estimated CRD IV end point basis

	At 31 December
	2015 $m	2014 $m

Common equity tier 1 capital on a transitional basis	130,863	133,200
Unrealised gains arising from revaluation of property		1,375
Unrealised gains in available-for-sale debt and equities		1,378

Common equity tier 1 capital on an end point basis	130,863	135,953

Additional tier 1 capital on a transitional basis	22,440	19,539
Grandfathered instruments: Preference share premium	(1,015)	(1,160)
Preference share non-controlling interests	(1,711)	(1,955)
Hybrid capital securities	(9,088)	(10,007)
Transitional provisions:
Allowable non-controlling interest in AT1	(1,377)	(487)
Unconsolidated investments1	121	148

Additional tier 1 capital end point basis	9,370	6,078

Tier 1 capital on an end point basis	140,233	142,031
Tier 2 capital on a transitional basis	36,530	37,991
Grandfathered instruments:
Perpetual subordinated debt	(1,941)	(2,218)
Term subordinated debt	(19,034)	(21,513)
Transitional provisions:
Non-controlling interest in tier 2 capital	-	(240)
Allowable non-controlling interest in tier 2	21	396
Unconsolidated investments1	(121)	(148)

Tier 2 capital on an end point basis	15,455	14,268

Total regulatory capital on an end point basis	155,688	156,299

1 Mainly comprise investments in insurance entities.

13. Statutory accounts

The information in this news release does not constitute statutory accounts within the meaning of Section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2015 will be delivered to the Registrar of Companies in England and Wales in accordance with Section 441 of the Act. The auditor has reported on those accounts. Its report was unqualified and did not contain a statement under Section 498(2) or (3) of the Act.

14. Dealings in HSBC Holdings plc listed securities

Except for dealings as intermediaries by subsidiaries of HSBC Holdings plc, neither HSBC Holdings plc nor any of its subsidiaries have purchased, sold or redeemed any of its securities listed on The Stock Exchange of Hong Kong Limited during the year ended 31 December 2015.

15. Interim dividends for 2016

The Board has adopted a policy of paying quarterly interim dividends on the ordinary shares. Under this policy it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. It is envisaged that the first interim dividend in respect of 2016 will be $0.10 per ordinary share.

Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars, or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend.

16. Corporate governance codes

HSBC is committed to high standards of corporate governance.

During 2015, HSBC has complied with the applicable code provisions of: (i) The UK Corporate Governance Code issued by the Financial Reporting Council in September 2012; and (ii) the Hong Kong Corporate Governance Code set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that the Group Risk Committee is responsible for the oversight of internal control (other than internal control over financial reporting) and risk management systems (Hong Kong Corporate Governance Code provision C.3.3 paragraphs (f), (g) and (h)). If there were no Group Risk Committee, these matters would be the responsibility of the Group Audit Committee. The UK Corporate Governance Code is available at www.frc.org.uk and the Hong Kong Corporate Governance Code is available at www.hkex.com.hk.

The Board has adopted a code of conduct for transactions in HSBC Group securities by Directors. The code of conduct meets the requirements of the Listing Rules of the FCA and with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save that The Stock Exchange of Hong Kong Limited has granted certain waivers from strict compliance with the Hong Kong Model Code. The waivers granted primarily take into account accepted practices in the UK, particularly in respect of employee share plans. Following specific enquiry, each Director has confirmed that he or she has complied with the code of conduct for transactions in HSBC Group securities throughout the year.

All Directors are routinely reminded of their obligations under the code of conduct for transactions in HSBC Group securities.

The Directors of HSBC Holdings plc as at the date of this announcement are:

Douglas Flint, Stuart Gulliver, Phillip Ameen1, Kathleen Casey1, Laura Cha1, Lord Evans of Weardale1, Joachim Faber1, Rona Fairhead1, Sam Laidlaw1, Irene Lee1, John Lipsky1, Rachel Lomax1, Iain Mackay, Heidi Miller1, Marc Moses, Sir Simon Robertson1, Jonathan Symonds1, Pauline van der Meer Mohr1 and Paul Walsh1.

1 Independent non-executive Director.

The Group Audit Committee has reviewed the annual results for 2015.

17. For further information contact:
Media Relations Morgan Bone Telephone: +44 (0)20 7991 1898 Gareth Hewett Telephone: +852 2822 4929 Robert Sherman Telephone: +1 212 525 6901	Investor Relations UK Telephone: +44 (0)20 7991 3643 Hong Kong Telephone: +852 2822 4908

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 http://www.rns-pdf.londonstockexchange.com/rns/6687P_-2016-2-21.pdf

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                 Date: 22 February 2016